   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               TMP WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                                13-3906555
            (State or other jurisdiction of                      (I.R.S. Employer Identification Number)
            incorporation or organization)

                           --------------------------

                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ANDREW J. MCKELVEY
                         CHAIRMAN OF THE BOARD AND CEO
                               TMP WORLDWIDE INC.
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                GREGG BERMAN, ESQ.                             DEANNA L. KIRKPATRICK, ESQ.
           FULBRIGHT & JAWORSKI L.L.P.                            DAVIS POLK & WARDWELL
                 666 FIFTH AVENUE                                  450 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10103                            NEW YORK, NEW YORK 10017
                  (212) 318-3000                                      (212) 450-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
               TITLE OF SHARES                    AMOUNT TO BE        AGGREGATE PRICE         AGGREGATE            AMOUNT OF
              TO BE REGISTERED                     REGISTERED          PER UNIT (1)        OFFERING PRICE      REGISTRATION FEE
Common Stock, $.001 par value per share             4,600,000             $131.00           $602,600,000          $159,086.40

(1) The price per unit is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $131.00, the average of the high and low prices of the common stock of TMP Worldwide Inc. as reported by The Nasdaq Stock Market on December 16, 1999.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED DECEMBER 20, 1999

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

TMP WORLDWIDE INC. IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK.

                              -------------------

THE COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "TMPW." ON DECEMBER 16, 1999, THE LAST SALE PRICE OF THE COMMON STOCK WAS $130 PER SHARE.

                              -------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                              -------------------

                                PRICE $  A SHARE
                              -------------------

                                                                        UNDERWRITING
                                                     PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                      PUBLIC             COMMISSIONS            COMPANY
                                                     --------           -------------         -----------
PER SHARE.....................................           $                    $                    $
TOTAL.........................................           $                    $                    $

TMP WORLDWIDE INC. HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 600,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES OF COMMON STOCK
TO PURCHASERS ON JANUARY   , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER       GOLDMAN, SACHS & CO.       SALOMON SMITH BARNEY

DEUTSCHE BANC ALEX. BROWN  PAINEWEBBER INCORPORATED  U.S. BANCORP PIPER JAFFRAY

             , 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)                    [INTERNATIONAL COVER PAGE]
ISSUED DECEMBER 20, 1999

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

TMP WORLDWIDE INC. IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK.

                              -------------------

THE COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "TMPW." ON DECEMBER 16, 1999, THE LAST SALE PRICE OF THE COMMON STOCK WAS $130 PER SHARE.

                              -------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                              -------------------

                                PRICE $  A SHARE
                              -------------------

                                                                        UNDERWRITING
                                                     PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                      PUBLIC             COMMISSIONS            COMPANY
                                                     --------           -------------         -----------
PER SHARE.....................................           $                    $                    $
TOTAL.........................................           $                    $                    $

TMP WORLDWIDE INC. HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 600,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES OF COMMON STOCK
TO PURCHASERS ON JANUARY   , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER                           GOLDMAN SACHS INTERNATIONAL

                       SALOMON SMITH BARNEY INTERNATIONAL

DEUTSCHE BANK

                            PAINEWEBBER INTERNATIONAL

                                                    U.S. BANCORP PIPER JAFFRAY

             , 2000

                                   Photo Page

A collage of pictures of the Monster.com(SM) home pages (U.S. and international versions) will appear on the inside front cover.

A collage of stills from our Monster Talent Market promotion will appear on the inside back cover.

A collage of stills from Monster.com(SM)'s recent advertising campaign will appear on the outside back cover.

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Prospectus Summary....................       4
Special Note Regarding Forward-Looking
  Information.........................       9
Risk Factors..........................       9
Use of Proceeds.......................      16
Dividend Policy.......................      16
Price Range of Common Stock...........      16
Capitalization........................      17
Selected Consolidated Financial
  Information.........................      18

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      20
                                          PAGE
                                        --------
Business..............................      37
Material U.S. Federal Income Tax
  Considerations for Non-U.S.
  Holders.............................      48
Underwriters..........................      51
Legal Matters.........................      53
Experts...............................      53
Where You Can Find More Information...      53

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED ON THE INTERNET, ON OUR CAREER WEB SITES, IN NEWSPAPERS AND IN TELEPHONE DIRECTORIES BY OUR CLIENTS, AND ASSOCIATED FEES FOR RELATED SERVICES AND FEES FOR SEARCH AND SELECTION AND TEMPORARY CONTRACTING SERVICES. WE EARN COMMISSIONS BASED ON A PERCENTAGE OF THE BILLING FOR MEDIA ADVERTISING PURCHASED IN TRADITIONAL MEDIA AS WELL AS ON THIRD PARTY WEB SITES AT A RATE ESTABLISHED BY THE RELATED PUBLISHER AND ASSOCIATED FEES FOR RELATED SERVICES. AS A RESULT, THE TRENDS IN OUR GROSS BILLINGS DIRECTLY AFFECT OUR COMMISSIONS AND FEES. ALL AMOUNTS REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN OUR SUPPLEMENTAL CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AND OUR SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN OUR CURRENT REPORT ON FORM 8-K DATED DECEMBER 1, 1999. "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP WORLDWIDE INC.

                                  OUR COMPANY

    We have built Monster.com(SM) (http://www.monster.com) into the Internet's leading career destination portal. We are also one of the world's largest recruitment advertising agencies and one of the world's largest executive search and selection firms. In addition to offering these career solutions, we are the world's largest yellow page advertising agency. We have more than 31,000 clients, including over 90 of the Fortune 100 and over 450 of the Fortune 500 companies.

    Job seekers look to manage their careers through us by posting their resumes on Monster.com(SM), by searching Monster.com's(SM) database of over 260,000 paid job postings, either directly or through the use of customized job search agents, and by utilizing our extensive career resources. In addition, employers, who are our clients, look to us to help them find the right employee, whether they are searching for an entry level candidate or a CEO, which we refer to as our "intern to CEO" strategy. We believe the Internet offers a substantial opportunity for us to grow our revenue. We believe our growth will primarily come from strengthening our leadership position in the online recruitment market, which is estimated by Forrester Research to grow from $105 million in 1998 to $1.7 billion in 2003, with additional revenue growth opportunities from the $8 billion executive search and selection market, the $13 billion global recruitment advertising market, the $130 billion temporary staffing market and the more than $100 billion which third parties estimate corporations spend on unassisted recruiting activities. Our strategies to address this opportunity are to:

    - continue to promote the Monster.com(SM) brand through online and traditional advertising and select affiliations

    - leverage our more than 5,100 client service, marketing and creative personnel to expand Monster.com(SM)

    - continue to pursue strategic acquisitions

OUR SERVICES

    MONSTER.COM(SM). Monster.com(SM) (http://www.monster.com), the flagship of our Internet properties, is the nucleus of our intern to CEO strategy. In October 1999:

    - Neilson I/Pro reported that Monster.com(SM) attracted more than 10 million visitors who spent an average of over 14 minutes per visit

    - Media Metrix reported that 4.3% of the U.S. Internet population visited Monster.com(SM), reaching almost twice as many unique visitors as its closest competitor, and that an average of 31.3 unique pages were viewed by each visitor

    - Based on Media Metrix statistics, Monster.com(SM) reported a power ranking of 134.6 (reach of 4.3 multiplied by average page views of 31.3), compared to 37.7 for its closest competitor and 91.1 for its six closest competitors combined

    We believe that the power ranking is significant because, by taking into account reach and page views, it indicates the products' recognition among and usefulness to job seekers. Through Monster.com(SM), our clients have access to over 2.0 million unique resumes of which 1.6 million are active, and our resume database is growing by an average of more than 6,000 resumes daily. To attract job seekers to Monster.com(SM), we continue to refine and refresh the site by introducing value-added features. For example, we have 1.6 million job search agents, which allow our job seekers to express their specific job preferences and receive e-mail notification of job matches, and 5.0 million job seeker accounts, which allow our job seekers to manage their careers online. We have also recently introduced Monster Talent Market, which allows independent professionals to offer their services to the highest bidder. We believe our clients have recognized the value of online recruitment, as evidenced by the more than 260,000 paid job postings currently on Monster.com(SM).

    Although Monster.com(SM) had 1.0 million more unique visitors than its nearest competitor in October 1999, as reported by Media Metrix, we continually look for ways to drive and retain site traffic. To that end, in December 1999, we entered into a content and marketing agreement with America Online, Inc. whereby, for the payment of $100 million over four years, Monster.com(SM) will be the exclusive provider for four years in the United States and Canada of career search services to 21 million AOL users across seven AOL brands: AOL, AOL Canada, Compuserve, ICQ, AOL.com, Netscape and Digital City. We also customize Monster.com(SM), in both language and content, for other countries. Currently, local versions of Monster.com(SM) operate in Canada, the United Kingdom, the Netherlands, Australia, Belgium, France, Singapore and New Zealand. For the nine months ended September 30, 1999, Monster.com(SM) generated approximately $66.9 million in gross billings and $66.2 million in commissions and fees. Our total Internet gross billings and Internet commissions and fees for this period were $93.7 million and $83.0 million, respectively, reflecting the inclusion of amounts from Internet related services from our traditional recruitment and yellow page advertising clients, as well as from searches for permanent employees and temporary contracting services identified and screened through the Internet, which were $8.5 million, $3.2 million, $4.0 million and $0.9 million, respectively.

    RECRUITMENT ADVERTISING. We prospect talent for our clients through recruiting programs that sell, market and brand employers to job seekers searching for entry level positions to positions paying up to $100,000, annually. We provide a broad range of recruitment advertising services including:

    - planning and producing advertising campaigns

    - media research, planning and buying in both traditional media and on the Internet

    - planning and executing on-campus recruitment programs

    SEARCH AND SELECTION. We offer an advanced and comprehensive range of search and selection services aimed at identifying the appropriate professional or executive from mid-level to CEO for our clients. Executive search identifies senior executives who typically earn in excess of $250,000 annually, while selection identifies mid-level professionals or executives, who typically earn between $70,000 and $150,000, annually. We entered the executive search field in 1998 because recruitment and online advertising traditionally did not target the senior executive candidate. Our specialized search and selection services include:

    - identification of candidates

    - competence measurement

    - assessment of candidate/company cultural fit

    - transaction negotiation and closure

With the addition of our executive search services, we believe that we can now accommodate all of our clients' employee recruitment needs. We also believe that our search and selection services will help to broaden the universe of both job seekers and employers who utilize Monster.com(SM).

    YELLOW PAGE ADVERTISING. We develop yellow page marketing programs for national accounts, which are clients who sell products or services in multiple markets. The national segment of the U.S. yellow page advertising market was approximately $1.9 billion in 1998. During the period of 1990 through 1998, the market grew at a compound annual rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message, and the development of media plans which evaluate approximately 7,000 yellow page directories, of which our larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our yellow page sales, marketing and customer service staff of approximately 850 people provides an important competitive advantage in marketing and executing yellow page advertising programs.

    We take a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, and by working to quantify the effectiveness of individual advertising campaigns. We also have a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 90%.

    For the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, our gross billings were $1.7 billion and $1.4 billion, total commissions and fees were $657.5 million and $561.5 million, net income (loss) was $20.5 million and $(4.9) million and EBITDA was $79.1 million and $32.6 million.

    Our executive offices are located at 1633 Broadway, New York, New York 10019, our telephone number is (212) 977-4200 and our Internet address is http://www.tmpw.com.

                                  THE OFFERING

Common stock offered by TMP..................  4,000,000

Common stock to be outstanding after this
  offering...................................  44,604,263 shares

Use of proceeds..............................  Repayment of indebtedness and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market Symbol................  TMPW

    The number of shares of common stock to be outstanding after this offering excludes 5,856,194 shares of common stock subject to outstanding stock options. This number also assumes that the underwriters' over-allotment option to purchase up to 600,000 shares will not be exercised. If the underwriters do exercise this option in full there will be 45,204,263 shares of common stock outstanding following this offering.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                           NINE MONTHS
                                                                    YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                                              ------------------------------------   -----------------------
                                                                 1996         1997         1998         1998         1999
                                                              ----------   ----------   ----------   ----------   ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Commissions & fees..........................................  $  399,039   $  541,828   $  657,486   $  496,872   $  561,481
                                                              ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Salaries and related costs................................     232,249      310,168      382,689      288,045      327,046
  Office and general expenses...............................     115,191      152,824      190,204      136,639      173,053
  Merger & integration costs................................          --           --       22,412        9,577       46,262
  Restructuring charges.....................................          --           --        3,543           --        2,789
  Amortization of intangibles...............................       4,732        6,866       10,185        7,394        8,564
  Special compensation and special CEO bonus................      52,019        1,500        1,250        1,125           --
                                                              ----------   ----------   ----------   ----------   ----------
  Total operating expenses..................................     404,191      471,358      610,283      442,780      557,714
                                                              ----------   ----------   ----------   ----------   ----------
  Operating income (loss)...................................      (5,152)      70,470       47,203       54,092        3,767
                                                              ----------   ----------   ----------   ----------   ----------
Other expense:
  Interest expense, net.....................................     (14,358)      (8,443)      (9,828)      (7,035)      (6,272)
  Other, net................................................        (370)         821       (2,042)        (932)        (851)
                                                              ----------   ----------   ----------   ----------   ----------
    Total other expense, net................................     (14,728)      (7,622)     (11,870)      (7,967)      (7,123)
                                                              ----------   ----------   ----------   ----------   ----------
Income (loss) before provision for income taxes, minority
  interests and equity in income (losses) of affiliates.....     (19,880)      62,848       35,333       46,125       (3,356)
Provision for income taxes..................................      11,058       20,565       14,367       16,637        1,154
                                                              ----------   ----------   ----------   ----------   ----------
Income (loss) before minority interests and equity in income
  (losses) of affiliates....................................     (30,938)      42,283       20,966       29,488       (4,510)
Minority interests..........................................       1,017          296           28          (18)         107
Equity in income (losses) of affiliates.....................         114          (33)        (396)        (297)        (300)
                                                              ----------   ----------   ----------   ----------   ----------
Net income (loss)...........................................     (31,841)      41,954       20,542       29,209       (4,917)
Preferred stock dividend and redemption premium.............        (210)        (123)          --           --           --
                                                              ----------   ----------   ----------   ----------   ----------
Net income (loss) applicable to common and Class B common
  stockholders..............................................  $  (32,051)  $   41,831   $   20,542   $   29,209   $   (4,917)
                                                              ==========   ==========   ==========   ==========   ==========
Net income (loss) per common and Class B common share:
Basic.......................................................  $    (1.04)  $     1.15   $     0.53   $     0.75   $    (0.12)
                                                              ==========   ==========   ==========   ==========   ==========
Diluted.....................................................  $    (1.04)  $     1.13   $     0.52   $     0.73   $    (0.12)
                                                              ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding:
Basic.......................................................      30,954       36,333       38,736       38,696       39,611
Diluted.....................................................      30,954       36,954       39,639       39,802       39,611

                                                                 SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets..............................................  $529,878     $  947,206
Current liabilities.........................................   505,869        505,869
Total assets................................................   883,684      1,301,012
Long-term debt, less current portion........................   101,198         16,426
Total stockholders' equity..................................   260,045        762,145

------------------------------

(1) Adjusted to give effect to our sale of 4,000,000 shares of common stock at a public offering price of $130.00 per share and the application of the net proceeds as described in "Use of Proceeds."

                                                                                                           NINE MONTHS
                                                                    YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                                              ------------------------------------   -----------------------
                                                                 1996         1997         1998         1998         1999
                                                              ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT NUMBER OF EMPLOYEES AND OFFICES)
OTHER DATA:
Gross billings:
  Internet..................................................  $    6,939   $   20,553   $   56,666   $   36,077   $   93,734
  Recruitment advertising...................................     369,979      642,872      849,563      646,141      615,488
  Search & selection........................................     194,848      244,153      277,304      215,630      221,699
  Temporary contracting.....................................      29,210       41,285       46,989       33,027       44,866
  Yellow page advertising...................................     466,230      497,848      520,129      406,349      413,692
                                                              ----------   ----------   ----------   ----------   ----------
Total gross billings........................................  $1,067,206   $1,446,711   $1,750,651   $1,337,224   $1,389,479
                                                              ==========   ==========   ==========   ==========   ==========

Number of employees.........................................       3,910        5,651        6,278        6,270        6,412
Number of offices...........................................         161          213          254          254          247

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

    Our business has grown rapidly in recent periods. As an example, we completed 80 mergers and acquisitions from January 1, 1996 through October 31, 1999. We entered the executive search field in 1998 and we believe that our recent acquisition of LAI Worldwide, Inc. has made us one of the largest executive search firms in the world. This growth of our business has placed a significant strain on our management and operations. Our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees. In addition, this growth is expected to result in increased responsibility for both existing and new management personnel and incremental strain on our existing operations, financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results will be materially adversely affected.

OUR SUCCESS DEPENDS ON THE VALUE OF OUR BRANDS, PARTICULARLY MONSTER.COM(SM)

    Our success depends on our brands and their value. Our business would be adversely affected if we were unable to adequately protect our brand names particularly Monster.com(SM). We are also susceptible to others imitating our products, particularly Monster.com(SM), and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products, particularly Monster.com(SM), or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues.

WE DEPEND ON TRADITIONAL MEDIA

    A substantial portion of our total commissions and fees comes from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business constituted approximately 27.0% and 24.0% of our total commissions and fees for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. We also receive a substantial portion of our commissions and fees from placing advertising in yellow page directories. This business constituted approximately 16.2% and 14.2% of total commissions and fees for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. We cannot assure you that the total commissions and fees we receive in the future will equal the total commissions and fees which we have received in the past.

    In addition, new media, like the Internet, may cause yellow page directories and other forms of traditional media to become less desirable forms of advertising media. If we are not able to generate Internet advertising fees to offset any decrease in commissions from traditional media, our business, financial condition and operating results will be materially adversely affected.

WE FACE RISKS RELATING TO DEVELOPING TECHNOLOGY, INCLUDING THE INTERNET

    The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our Web sites and services. This could affect our business, financial condition and operating results. New Internet services or enhancements which we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could have a material adverse effect on our business, financial condition and operating results.

WE ARE VULNERABLE TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BROUGHT AGAINST
  US BY OTHERS

    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS

    Computer viruses may cause our systems to incur delays or other service interruptions and could damage our reputation and have a material adverse effect on our business, financial condition and operating results. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNPROVEN

    Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising remains subject to a high level of uncertainty. Most of our clients have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising budgets to Internet-based advertising in the past. There can be no assurance that advertisers will allocate or continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by our clients, our business, financial condition and operating results, including our expected rate of commissions and fees growth, will be materially adversely affected. Although we generated Internet gross billings of $56.7 million and commissions and fees of $50.2 million for the year ended
December 31, 1998 and Internet gross billings of $93.7 million and commissions and fees of $82.9 million for the nine months ended September 30, 1999, we cannot assure you that we will continue to generate substantial Internet-based commissions and fees in the future.

INTERNET USERS MAY NOT ACCEPT OUR INTERNET CONTENT

    Our future growth depends in part on our ability to attract Internet users who are valuable to our advertising clients. This in turn depends on our ability to deliver original and compelling services to these Internet users. We cannot assure you that our content will be attractive to enough Internet users to generate material advertising commissions and fees. We also cannot assure you that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences to continue to attract a sufficient number of Internet users to our Web sites.

    Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content. It is difficult for us to distinguish our content and attract users. In addition, many other Web sites offer very specific, highly targeted content. These sites could have greater appeal than our sites to particular groups within our target audience.

WE FACE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

    We expect our growth to continue, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

    - the continued availability of financing;

    - our ability to identify and acquire businesses on a cost-effective basis;

    - our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

    - our ability to retain and motivate key personnel and to retain the clients of acquired firms.

    We cannot assure you that financing for acquisitions will be available on terms we find acceptable, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would materially adversely affect our business, financial condition and operating results. We also cannot assure you that we will be able to sustain the rates of growth that we have experienced in the past.

OUR MARKETS ARE HIGHLY COMPETITIVE

    The markets for our services are highly competitive. They are characterized by pressures to:

    - reduce prices;

    - incorporate new capabilities and technologies; and

    - accelerate job completion schedules.

    Furthermore, we face competition from a number of sources. These sources include:

    - national and regional advertising agencies;

    - Internet portals;

    - specialized and integrated marketing communication firms;

    - traditional media companies;

    - executive search firms; and

    - search and selection firms.

    In addition, many advertising agencies and publications have started either to internally develop or acquire new media capabilities, including Internet. We are also competing with established companies that provide integrated specialized services like Web advertising services or Web site design, and are technologically proficient. Many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising, executive search, recruitment advertising, or yellow page advertising markets. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. This could have a material adverse effect on our business, financial condition and operating results.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER

    Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

    - the timing of acquisitions;

    - the timing of yellow page directory closings, the largest number of which currently occur in the third quarter; and

    - the receipt of additional commissions, from yellow page publishers for achieving a specified volume of advertising, which are typically reported in the fourth quarter.

    Generally our quarterly commissions and fees earned from recruitment advertising tend to be highest in the first quarter and lowest in the fourth quarter. Additionally, recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees. To the extent that a significant percentage of our commissions and fees are derived from recruitment advertising, our operating results may be subject to increased cyclicality.

EFFECT OF GLOBAL ECONOMIC FLUCTUATIONS

    Demand for our services is significantly affected by the general level of economic activity in the regions and industries in which we operate. When economic activity slows, many companies hire fewer permanent employees. Therefore, a significant economic downturn, especially in regions or industries where our operations are heavily concentrated, could have a material adverse effect on our business, financial condition and operating results. Further, we may face increased pricing pressures during such periods. There can be no assurance that during these periods our results of operations will not be adversely affected.

WE DEPEND ON OUR CONSULTANTS

    The success of our executive search business depends upon our ability to attract and retain consultants who possess the skills and experience necessary to fulfill our clients' executive search needs. Competition for qualified consultants is intense. We believe that we have been able to attract and retain highly qualified, effective consultants as a result of our reputation and our performance-based compensation system. Consultants have the potential to earn substantial bonuses based on the amount of revenue they generate by:

    - obtaining executive search assignments;

    - executing search assignments; and

    - assisting other consultants to obtain or complete executive search assignments.

    Bonuses represent a significant proportion of consultants' total compensation. Any diminution of our reputation could impair our ability to retain existing or attract additional qualified consultants. Our inability to attract and retain qualified consultants could have a material adverse effect on our executive search business, financial condition and operating results.

OUR CONSULTANTS MAY DEPART WITH EXISTING EXECUTIVE SEARCH CLIENTS

    The success of our executive search business depends upon the ability of our consultants to develop and maintain strong, long-term relationships with clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves an executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems in this area. However, a failure to retain our most effective consultants or maintain the quality of service to which our clients are accustomed could have a material adverse effect on our business, financial condition and operating results. Also, the ability of a departing consultant to move business to his or her new employer could have a material adverse effect on our business, financial condition and operating results.

WE FACE RISKS MAINTAINING OUR PROFESSIONAL REPUTATION AND BRAND NAME

    Our ability to secure new executive search engagements and hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referrals by existing clients. Therefore, the dissatisfaction of any client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes our reputation or the reputation of any of our personnel could make it more difficult for us to compete successfully for both new engagements and qualified consultants. This could have an adverse effect on our executive search business, financial condition and operating results.

WE FACE RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS

    Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients. This is known as a "blocking" arrangement. Blocking arrangements generally remain in effect for one or two years following completion of an assignment. The actual duration and scope of any blocking arrangement, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as:

    - the length of the client relationship;

    - the frequency with which the executive search firm has been engaged to perform executive searches for the client; and

    - the number of assignments the executive search firm has generated or expects to generate from the client.

Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with a client of this nature, or the awareness by a client's competitors of such an arrangement, may make it difficult for us to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or ability to attract and serve new clients. This could have an adverse effect on our executive search business, results of operations and financial condition.

WE FACE RISKS RELATING TO OUR FOREIGN OPERATIONS

    We conduct operations in various foreign countries, including Australia, Belgium, Canada, France, Germany, Japan, the Netherlands, New Zealand, Singapore, Spain and the United Kingdom. In 1998 and the nine months ended September 30, 1999, approximately 44.0% and 46.0% of our total commissions and fees were earned outside of the United States. Such amounts are collected in the local currency. In addition, we generally pay operating expenses in the corresponding local currency. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities.

    We are also subject to taxation in foreign jurisdictions. In addition, transactions between us and our foreign subsidiaries may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties which may exist between the United States and such foreign jurisdictions.

    Other risks inherent in transacting foreign operations include changes in applicable laws and regulatory requirements, tariffs and other trade barriers and political instability.

WE DEPEND ON OUR KEY PERSONNEL

    Our continued success will depend to a significant extent on our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of Mr. McKelvey or of one or more key employees could have a material adverse effect on our business, financial condition and operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on our business, financial condition and operating results. If we were to lose a key employee, we cannot assure you that we would be able to prevent the unauthorized disclosure or use of our procedures, practices, new product development or client lists.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER

    Following completion of this offering, Andrew J. McKelvey will beneficially own all of our outstanding Class B common stock and 10,944,580 shares of our common stock, which together represent approximately 53% of the combined voting power of all classes of our voting stock. Mr. McKelvey can direct the election of all of the members of our board. He can also exercise a controlling influence over our business and affairs. This includes any determinations with respect to mergers or other business combinations, the acquisition or disposition of our assets, whether or not we incur indebtedness, the issuance of any additional common stock or other equity securities and the payment of dividends with respect to common stock. Similarly, Mr. McKelvey may determine matters submitted to a vote of our stockholders without the consent of our other stockholders and he has the power to prevent a change of control.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT OUR ACQUISITION

    Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for shares of our common stock.

    In particular, our board of directors may issue up to 800,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE

    The market for our common stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including the percentage of our commissions and fees derived from Internet-based services and products could cause the market price of our common stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of our common stock could fluctuate for reasons unrelated to our operating performance.

    The market price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that we will achieve certain levels of net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts who regularly follow our common stock lower their ratings of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION

    As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies like us are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising that we have created is found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    In addition, we cannot assure you that other current or new government laws and regulations, or the application of existing laws and regulations will not:

    - subject us to significant liabilities;

    - significantly dampen growth in Internet usage;

    - prevent us from offering certain Internet content or services; or

    - otherwise have a material adverse effect on our business, financial condition and operating results.

WE HAVE NEVER PAID DIVIDENDS

    We currently intend to retain earnings, if any, to support our growth strategy. We do not anticipate paying dividends on our stock in the foreseeable future. In addition, payment of dividends on our stock is restricted by our financing agreement.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the 4,000,000 shares of common stock, assuming a public offering price of $130.00 per share, are estimated to be $502.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

    We will use approximately $120 million of the net proceeds to repay debt held by our primary lender, which was approximately $110 million at September 30, 1999, including $25 million which is reflected as a reduction of accounts receivable. The interest rate on the debt is the higher of (a) the prime rate or (b) the Federal Funds rate less 0.5% or (c) LIBOR plus a margin determined by the ratio of debt to EBITDA. At September 30, 1999, this margin was 0.75%. At September 30, 1999, we were paying interest at the rate of approximately 6.15%, annually. Our financing agreement provides for borrowings of up to $185 million at any time outstanding and expires November 4, 2003. The remaining net proceeds will be used for general corporate purposes, including working capital. Pending such use, the net proceeds will be invested in short term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that we will retain all future earnings to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. Currently, our financing agreement restricts the payment of dividends on our stock. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earning, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the ticker symbol "TMPW." The following table sets forth for the periods indicated the high and low reported closing sale prices per share for our common stock as reported by Nasdaq.

YEAR ENDED DECEMBER 31, 1999                                HIGH       LOW
----------------------------                              --------   --------
First Quarter...........................................  $ 69.88     $39.00
Second Quarter..........................................    89.38      43.00
Third Quarter...........................................    65.63      44.13
Fourth Quarter (through December 16, 1999)..............   131.25      50.00

YEAR ENDED DECEMBER 31, 1998                                HIGH       LOW
----------------------------                              --------   --------
First Quarter.                                            $  32.62   $  21.25
Second Quarter..........................................    34.88      25.50
Third Quarter...........................................    38.88      27.88
Fourth Quarter..........................................    42.00      20.50

YEAR ENDED DECEMBER 31, 1997                                HIGH       LOW
----------------------------                              --------   --------
First Quarter.                                            $  21.00   $  12.88
Second Quarter..........................................    24.25      17.00
Third Quarter...........................................    25.00      20.00
Fourth Quarter..........................................    28.50      15.00

    There were approximately 1,400 stockholders of record of our common stock on December 16, 1999. On December 16, 1999, the last reported sale price of our common stock as reported by Nasdaq was $130.00.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999,
(i) on a historical basis and (ii) on a historical basis, as adjusted, to give effect to our sale of 4,000,000 shares of common stock at an assumed offering price of $130.00 per share, assuming the underwriters' over-allotment option is not exercised, and our application of the net proceeds. The table set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

                                                                  AS OF SEPTEMBER 30, 1999
                                                                  -------------------------
                                                                                     AS
                                                                   ACTUAL         ADJUSTED
                                                                  ---------      ----------
                                                                       (IN THOUSANDS)
Current portion of long-term debt...........................      $  8,898        $  8,898
                                                                  ========        ========
Long-term debt, less current portion........................      $101,198        $ 16,426
                                                                  --------        --------
Stockholders' equity:
  Preferred stock, $.001 par value.
    Authorized--800,000 shares; issued and outstanding--none
    actual and as adjusted..................................            --              --
  Common stock, $.001 par value.
    Authorized--200,000,000 shares; issued and outstanding--
    actual 37,788,761 and as adjusted 41,788,761............            38              42
  Class B common stock, $.001 par value.
    Authorized--39,000,000 shares; issued and outstanding--
    actual 2,381,000 and as adjusted 2,381,000..............             2               2
  Additional paid-in capital................................       300,413         802,509
  Other comprehensive loss..................................        (4,363)         (4,363)
  Deficit...................................................       (36,045)        (36,045)
                                                                  --------        --------
    Total stockholders' equity..............................       260,045         762,145
                                                                  --------        --------
        Total capitalization................................      $361,243        $778,571
                                                                  ========        ========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following selected consolidated financial information with respect to our financial position as of December 31, 1996, 1997 and 1998 and our results of operations for each of the years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus. The selected consolidated financial information with respect to the results of our operations for the nine months ended September 30, 1998 and 1999 and with respect to our financial position as of September 30, 1998 and 1999 have been derived from the unaudited consolidated financial statements which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the information set forth therein. The results for the nine months ended
September 30, 1999 are not necessarily indicative of future results. The selected consolidated financial information presented below should be read in conjunction with our supplemental consolidated financial statements and our supplemental consolidated condensed financial statements and notes thereto, incorporated by reference in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The Other Data presented below has not been audited.

                                                                                                        NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                             ------------------------------------    -----------------------
                                                                1996         1997         1998          1998         1999
                                                             ----------   ----------   ----------    ----------   ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Commissions & fees........................................   $  399,039   $  541,828   $  657,486    $  496,872   $  561,481
                                                             ----------   ----------   ----------    ----------   ----------
Operating expenses:
  Salaries and related costs..............................      232,249      310,168      382,689       288,045      327,046
  Office and general expenses.............................      115,191      152,824      190,204       136,639      173,053
  Merger & integration costs..............................           --           --       22,412         9,577       46,262
  Restructuring charges...................................           --           --        3,543            --        2,789
  Amortization of intangibles.............................        4,732        6,866       10,185         7,394        8,564
  Special compensation and special CEO bonus..............       52,019(1)      1,500       1,250         1,125           --
                                                             ----------   ----------   ----------    ----------   ----------
  Total operating expenses................................      404,191      471,358      610,283       442,780      557,714
                                                             ----------   ----------   ----------    ----------   ----------
  Operating income (loss).................................       (5,152)      70,470       47,203        54,092        3,767
                                                             ----------   ----------   ----------    ----------   ----------
Other expense:
  Interest expense, net...................................      (14,358)      (8,443)      (9,828)       (7,035)      (6,272)
  Other, net..............................................         (370)         821       (2,042)         (932)        (851)
                                                             ----------   ----------   ----------    ----------   ----------
    Total other expense, net..............................      (14,728)      (7,622)     (11,870)       (7,967)      (7,123)
                                                             ----------   ----------   ----------    ----------   ----------
Income (loss) before provision for income taxes, minority
  interests and equity in income (losses) of affiliates...      (19,880)      62,848       35,333        46,125       (3,356)
Provision for income taxes................................       11,058       20,565       14,367        16,637        1,154
                                                             ----------   ----------   ----------    ----------   ----------
Income (loss) before minority interests and equity in
  income (losses) of affiliates...........................      (30,938)      42,283       20,966        29,488       (4,510)
Minority interests........................................        1,017          296           28           (18)         107
Equity in income (losses) of affiliates...................          114          (33)        (396)         (297)        (300)
                                                             ----------   ----------   ----------    ----------   ----------
Net income (loss).........................................      (31,841)      41,954       20,542        29,209       (4,917)
Preferred stock dividend and redemption premium...........         (210)        (123)          --            --           --
                                                             ----------   ----------   ----------    ----------   ----------
Net income (loss) applicable to common and Class B common
  stockholders............................................   $  (32,051)  $   41,831   $   20,542    $   29,209   $   (4,917)
                                                             ==========   ==========   ==========    ==========   ==========
Net income (loss) per common and Class B common share:
Basic.....................................................   $    (1.04)  $     1.15   $     0.53    $     0.75   $    (0.12)
                                                             ==========   ==========   ==========    ==========   ==========
Diluted...................................................   $    (1.04)  $     1.13   $     0.52    $     0.73   $    (0.12)
                                                             ==========   ==========   ==========    ==========   ==========
Weighted average shares outstanding:
Basic.....................................................       30,954       36,333       38,736        38,696       39,611
Diluted...................................................       30,954       36,954       39,639        39,802       39,611

                                                                        DECEMBER 31,                SEPTEMBER 30,
                                                               ------------------------------    -------------------
                                                                 1996       1997       1998        1998       1999
                                                               --------   --------   --------    --------   --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets..............................................   $321,761   $444,144   $475,082    $522,240   $529,878
Current liabilities.........................................    320,038    414,278    431,443     447,827    505,869
Total assets................................................    475,519    721,066    802,535     825,312    883,684
Long-term debt, less current portion........................     78,151    130,011    123,106     133,745    101,198
Minority interests..........................................      3,705        431        509         431         --
Total stockholders' equity..................................     65,257    166,445    228,750     231,639    260,045

------------------------------
(1) For 1996, special compensation of $52.0 million consists of a non-cash, non-recurring charge that reflects the value of shares issued in connection with the acquisition of the minority interests in our predecessors because the stockholders had received such shares for nominal or no consideration and, accordingly, were not considered to have made a substantive investment for their shares. The value of such shares was based on the per share initial public offering price of $14.00 for our common stock.

                                                                                                        NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                             ------------------------------------    -----------------------
                                                                1996         1997         1998          1998         1999
                                                             ----------   ----------   ----------    ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT NUMBER OF EMPLOYEES AND OFFICES)

OTHER DATA:
Gross billings:
  Internet................................................        6,939       20,553       56,666        36,077       93,734
  Recruitment advertising.................................   $  369,979   $  642,872   $  849,563    $  646,141   $  615,488
  Search & selection......................................      194,848      244,153      277,304       215,630      221,699
  Temporary contacting....................................       29,210       41,285       46,989        33,027       44,866
  Yellow page advertising.................................      466,230      497,848      520,129       406,349      413,692
                                                             ----------   ----------   ----------    ----------   ----------
Total gross billings......................................   $1,067,206   $1,446,711   $1,750,651    $1,337,224   $1,389,479
                                                             ==========   ==========   ==========    ==========   ==========

Number of employees.......................................        3,910        5,651        6,278         6,270        6,412
Number of offices.........................................          161          213          254           254          247

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

    A substantial part of our growth in recruitment advertising and yellow page advertising has been achieved through acquisitions. For the period January 1, 1996 through September 30, 1999, we completed 58 acquisitions which were accounted for under the purchase method and which had estimated annual gross billings of approximately $662.7 million, based on annual gross billings for the fiscal year immediately preceding the respective acquisition. Given the significant number of acquisitions in each of the periods presented, the results of operations from period to period may not necessarily be comparable. In addition, for the period May 1, 1998 through October 31, 1999, we completed 20 mergers which were accounted for as poolings of interests.

    Of the pooling of interests mergers, the seven completed prior to April 1, 1999 are Johnson, Smith & Knisely Inc. ("JSK"), TASA Holding AG ("TASA"), Stackig, Inc. ("Stackig"), Recruitment Solutions Inc., Sunquest L.L.C. d.b.a. The SMART Group and The Consulting Group (International) Limited ("TCG"), in 1998 (the "1998 Mergers"), and Morgan & Banks Limited ("M&B") in January 1999 (the "M&B Merger"). In connection with these mergers, we issued approximately
8.7 million shares of our common stock in exchange for all of the outstanding common stock of these seven companies. From April 1, 1999 through June 30, 1999, we completed pooling of interests mergers (the "Second Quarter 1999 Mergers"), with six companies, Interquest, Pty. Limited ("Interquest"), LIDA
Advertising Inc. ("LIDA"), Maes & Lunau ("M&L"), IN2, Inc. ("IN2"), Lemming & LeVan, Inc. ("L&L"), and Yellow Pages Unlimited, Inc. ("YPU"), (the "Second Quarter 1999 Pooled Companies"). In connection with the Second Quarter 1999 Mergers we issued a total of approximately 0.9 million shares of our common stock in exchange for all of the outstanding stock of the Second Quarter 1999 Pooled Companies. From July 1, 1999 through September 30, 1999, we completed pooling of interests mergers (the "Third Quarter 1999 Mergers"),with the five companies, Cameron-Newell Advertising, Inc. ("CNA"), Brook Street Bureau (QLD) Pty Ltd ("Brook St."), LAI Worldwide, Inc. ("LAI"), Fox Advertising Inc. ("Fox") and Lampen Group Limited ("Lampen") (the "Third Quarter 1999 Pooled Companies"). In connection with the Third Quarter 1999 Mergers we issued a total of approximately 2.2 million shares of our common stock in exchange for all of the outstanding stock of the Third Quarter 1999 Pooled Companies. Furthermore, from October 1, 1999 through November 19, 1999, we completed mergers with the two companies listed below (the "Fourth Quarter 1999 Pooled Companies"), which provided for the exchange of all of the outstanding stock of such companies for a total of 758,613 shares of our common stock and which were accounted for as poolings of interests (the "Fourth Quarter 1999 Mergers").

                           NATURE OF             REGION OF                           NUMBER OF TMP
ENTITY                     OPERATIONS            OPERATIONS       ACQUISITION DATE   SHARES ISSUED
------                 ------------------   --------------------  ----------------   -------------
Highland Search Group
  L.L.C.
  ("Highland").......  Search & selection   North America         October 21, 1999      699,333
TMC S.r.l. ("Amrop
  Italy")............  Search & selection   Continental Europe    October 27, 1999       59,280

    Accordingly, the following discussion reflects the foregoing mergers which were accounted for as poolings of interest.

    Gross billings refer to billings for advertising placed on the Internet, in newspapers and telephone directories by our clients, and associated fees for related services, fees earned for search and selection and related services, and net fees from temporary contracting services. Gross billings for recruitment advertising and yellow page advertising are not included in our consolidated financial statements, because they include a substantial amount of funds that are collected from our clients but passed through to publishers for advertisements. However, the trends in gross billings in these businesses directly impact the commissions and fees earned because, for recruitment and yellow page advertising, we earn commissions based on a percentage of the media advertising purchased at a rate established by the related publisher. We also earn associated fees for related services. Publishers and third party Web sites typically bill us for the advertising purchased on the website and we in turn bill our clients for this amount. Generally, the payment terms with yellow page clients require payment to us prior to the date payment is due to publishers. The payment terms with recruitment advertising clients typically require payment when payment is due to publishers. Historically, we have not experienced substantial problems with unpaid accounts.

    Commissions and fees related to our Internet business are derived from:

    - recruitment advertising and related services placed on the Internet, primarily our own Web site, Monster.com(SM),

    - searches for permanent employees and temporary contracting services conducted through the Internet,

    - services provided to our yellow page clients and

    - the providing of interactive advertising services and technologies, which allow advertisers to measure and track sales, repeat traffic and other key statistics to enable such advertisers to greatly reduce costs, while driving only the most qualified users to their websites.

    For recruitment advertising placements in the U.S., publisher commissions historically average 15% of recruitment advertising gross billings. We also earn fees from related services such as campaign development and design, retention and referral programs, brochures and other collateral services, research and other creative and administrative services. Outside of the U.S., where, collectively, we derive the majority of our recruitment advertising commissions and fees, our commission rates for recruitment advertising vary, historically ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom.

    Through our search and selection services, we identify and screen candidates for hiring by clients based on criteria established by such clients. We entered the executive search business in 1998 by acquiring JSK, the 12th largest executive search firm in the U.S. according to Kennedy Publications, an official ranking service for the search industry, TASA, an international executive search firm, both of which were accounted for as poolings of interests, and five regional European firms, including TCG, whose acquisition was accounted for as a pooling of interests. In the first quarter of 1999 we merged with M&B, the largest search and selection firm in Australia, in a pooling of interests transaction and acquired two European search and selection firms (one with operations in eastern Europe and one in Belgium). In the second quarter of 1999, in pooling of interests transactions, we merged with three companies with search and selection operations, M&L in the Netherlands, L&L in the United States and Interquest in Australia. In the third quarter of 1999, in a pooling of interests transaction, we merged with LAI, the 5th largest executive search firm in the U.S. (according to Hunt-Scanlon Publishing, Inc., a publication that follows the executive search industry). In the fourth quarter of 1999, in pooling of interests transactions, we merged with Highland, based in the United States, and Amrop Italy. We provide executive search services on a retained basis whereby we are generally paid a contractually agreed-to fee. In addition, we expanded our temporary contracting services in Australia, New Zealand and the United Kingdom with the additions of Brook St. and Lampen, which also have selection operations in those regions. In general, we bill our temporary contracting clients for the cost of the temporary contract employees plus a margin for providing the service. Commissions and fees for temporary contracting however are reported in our financial statements after deducting the costs of the temporary contractors.

    We design and execute yellow page advertising programs, receiving an effective commission rate from directory publishers which historically approximated 20% of yellow page gross billings. However, due to reductions in commission rates by the publishers and higher discounts granted by us to clients, the rate has declined and for 1999 is approximately 19% and is expected to decline to approximately 18% by the middle of 2000. In general, publishers consider orders renewed unless formally canceled. In addition to base commissions, certain yellow pages publishers pay increased commissions for volume placement by advertising agencies. We typically recognize this additional commission, if any, in the fourth quarter when it is certain that such commission has been earned. The amounts reported in the fourth quarters of 1998, 1997 and 1996 were $0.9 million, $2.2 million and $3.5 million, respectively.

    Internet commissions and fees increased from $6.9 million in 1996 to $50.2 million in 1998 reflecting an increase in the acceptance of our Internet products by existing and new clients and the effect of increased sales and marketing activities. Recruitment advertising commissions and fees increased from $76.6 million in 1996 to $177.8 million in 1998 as a result of acquisitions made from January 1, 1996 through December 31, 1998 and which are included in our financial statements using the purchase method of accounting from their respective dates of acquisition. Search and selection commissions and fees grew from $185.4 million in 1996 to $276.1 million in 1998 primarily as a result of increased demand for these services by new and existing clients. Temporary contracting commissions and fees increased from $29.2 million in 1996 to $47.0 million in 1998 reflecting a greater demand for executive and information technology temporary contract personnel. Yellow page advertising commissions and fees increased from $100.9 million in 1996 to $106.5 million in 1998, as a result of acquisitions made from January 1, 1996 through December 31, 1998 and which are included in the financial statements using the purchase method of accounting. We are continuously monitoring the marketplace for opportunities to expand our presence in recruitment advertising on the Internet, search and selection, temporary contracting and yellow page advertising, and intend to continue our acquisition strategy to supplement our internal growth and the expansion of our businesses.

    Based on our consolidated results for the years ended December 31, 1998, 1997 and 1996, 44%, 42%, and 40%, respectively, of our consolidated commissions and fees were attributable to clients outside the U.S.

    Our total operating expenses have increased significantly since 1996 primarily as a result of acquisitions and added expenses to support gross billings growth for our Internet and recruitment businesses and marketing for our Internet business.

    Salaries and related costs increased $150.5 million to $382.7 million for the year ended December 31, 1998 from $232.2 million for the year ended December 31, 1996, a 64.8% increase, supporting a $683.4 million or a 64.0% increase in gross billings over the same period. When measured as a percent of gross billings, salaries and related costs for the year ended December 31, 1998 were 21.9%, up slightly from 21.8% for the comparable 1996 period. Salaries and related costs include total payroll and associated benefits as well as payroll taxes, sales commissions, recruitment fees and training costs.

    Office and general expenses increased $75.0 million to $190.2 million for the year ended December 31, 1998 from $115.2 million for the year ended
December 31, 1996, a 65.1% increase. This increase is due primarily to increased costs needed to support the increased gross billings, the expansion of recruitment and search and selection offices through acquisitions in the U.S. and foreign markets, and expansion of our infrastructure and marketing costs to promote the growth of our Internet business. When measured as a percent of gross billings, office and general expenses for the year ended December 31, 1998 were 10.9%, a slight increase from 10.8% for the comparable 1996 period. This cost category includes expenses for office operations, business promotion, market research, advertising, professional fees and fees paid to our primary lending institution for its services in the processing and collection of payments for accounts receivable, gains or losses from the sale of operating assets, and costs associated with legal settlements.

    Merger and integration costs are expenses incurred in connection with business combinations accounted for under the pooling of interests method of accounting. In general, these costs are comprised of transaction costs (such as advisory, legal and accounting fees, printing costs and costs incurred for the subsequent registration of shares in connection with the transactions), stay bonuses, costs to eliminate redundant facilities and personnel, costs to integrate operations of the pooled entities and acceleration of benefits and separation pay in accordance with pre-existing contractual change in control provisions.

    For the year ended December 31, 1998, we expensed merger and integration costs of $22.4 million in connection with the 1998 Mergers and the M&B Merger. These costs consist of (1) $11.9 million of non-cash employee stay bonuses,
(2) $1.5 million of stay bonuses paid as cash to key personnel of the 1998 Pooled Companies and (3) $9.0 million of transaction related costs, including legal, accounting and advisory fees and the costs incurred for the subsequent registration of shares issued in the mergers.

    For the nine months ended September 30, 1999, we expensed merger and integration costs of $46.3 million compared with $9.6 million for the same period in 1998 an increase of $36.7 million or 383.1%. These costs are related to the 1998 Mergers, the M&B Merger, the Second Quarter 1999 Mergers, and the Third Quarter 1999 Mergers. The increase of $36.7 million primarily resulted from the pooling of interests transactions that occurred in the quarter ended September 30, 1999 and the planned integration of such companies. The increase is due to: (1) $4.8 million for separation pay and accelerated vesting of employee stock and stock option grants, both in accordance with pre-existing contractual change in control provisions, (2) $7.8 million more of transaction related costs, which include legal, accounting, printing and advisory fees and the costs incurred for the subsequent registration of shares issued in the transactions and (3) $25.2 million of office integration costs, which include the closing of excess leased facilities, the write-off of fixed assets which will not be used in the future and a reserve for the effect, after reduction for related compensation, of uncollectible search fees recorded as a result of a loss of executive search consultants, partially offset by $4.4 million less for employee stay bonuses paid with our shares and options to certain key personnel of the merged companies. Approximately $18.5 million of the $46.3 million are non-cash charges. The after tax effect of these charges on diluted earnings per share is $(0.73) and $(0.16) for the nine months ended September 30, 1999 and 1998, respectively. We expect to incur additional integration costs in connection with the Third Quarter 1999 Mergers in future periods. These costs will be primarily related to severance and will be recorded when the associated integration plans are finalized. Furthermore, we will incur merger and integration costs associated with the Fourth Quarter 1999 Mergers, including amortization of the cost of 160,120 shares of our common stock that were issued as stay bonuses to certain key employees of Highland and that will vest one year from the date of grant.

    Restructuring costs for the year ended December 31, 1998 were $3.5 million or, on an after tax basis, $(0.05) per diluted share. These charges relate to LAI's closing of its London office, and include the write-off of leasehold improvements and fixed assets, severance benefits and costs for consolidation of facilities related to the restructuring.

    Amortization of intangibles includes amortization of acquisition related charges, including the costs in excess of fair market value of net assets of business acquisitions accounted for under the purchase method and capitalized costs for non-compete arrangements with the principals of acquired companies. This acquisition related amortization was $10.2 million, $6.9 million and $4.7 million for the years ended December 31, 1998, 1997 and 1996, respectively and $8.6 million and $7.4 million for the nine months ended September 30, 1999 and 1998, respectively.

    The special CEO bonus for the years ended December 31, 1998 and 1997 of $1.3 million and $1.5 million reflects a non-cash charge, recorded in compliance with Staff Accounting Bulletin No. 79 ("SAB 79"), for a bonus mandated by Andrew
J. McKelvey's employment contract, even though such bonus was irrevocably waived. The contractual obligation to pay such bonus was eliminated as of November 1998. The special compensation for the year ended December 31, 1996, reflects a non-cash, non-recurring charge of approximately $52.0 million resulting from the issuance of approximately 3.6 million shares of our common stock to stockholders of our predecessor companies in exchange for their shares in those companies. This charge was incurred because these stockholders had received such shares for nominal or no consideration as employees or as management of such companies and, accordingly, were not considered to have made substantive investments for their shares.

    Net interest expense includes interest: (i) on loans made by our primary lender under our financing agreement with such lender, (ii) to certain vendors,
(iii) on capitalized lease obligations, (iv) on net amounts payable to the holders of seller financed notes and (v) on a term loan related to the purchase of certain transportation equipment. In addition, 1996 net interest expense includes a non-recurring charge of approximately $2.6 million to reflect, upon exercise of the warrant issued in connection with our financing agreement, the difference between the value of the stock issued at the initial public offering price of $14.00 per share and the value recorded for the warrant when it was originally issued.

RESULTS OF OPERATIONS

    The following table sets forth our gross billings, commissions and fees, commissions and fees as a percentage of gross billings, EBITDA and cash flow information.

                                                                               NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     ------------------------------------   -----------------------
                                        1996         1997         1998         1998         1999
                                     ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS)
GROSS BILLINGS:
Internet(1)........................  $    6,939   $   20,553   $   56,666   $   36,077   $   93,734
Recruitment advertising............     369,979      642,872      849,563      646,141      615,488
Search & selection.................     194,848      244,153      277,304      215,630      221,699
Temporary contracting(2)...........      29,210       41,285       46,989       33,027       44,866
Yellow page advertising............     466,230      497,848      520,129      406,349      413,692
                                     ----------   ----------   ----------   ----------   ----------
Total billings.....................  $1,067,206   $1,446,711   $1,750,651   $1,337,224   $1,389,479
                                     ==========   ==========   ==========   ==========   ==========
COMMISSIONS & FEES:
Internet(1)........................  $    6,939   $   19,470   $   50,158   $   32,688   $   82,952
Recruitment advertising............      76,601      134,291      177,774      133,858      134,928
Search & selection.................     185,406      242,841      276,110      214,765      219,213
Temporary contracting(2)...........      29,210       41,285       46,989       33,027       44,866
Yellow page advertising............     100,883      103,941      106,455       82,534       79,522
                                     ----------   ----------   ----------   ----------   ----------
Total commissions & fees...........  $  399,039   $  541,828   $  657,486   $  496,872   $  561,481
                                     ==========   ==========   ==========   ==========   ==========
COMMISSIONS AND FEES AS A
  PERCENTAGE OF GROSS BILLINGS:
Internet...........................       100.0%        94.7%        88.5%        90.6%        88.5%
Recruitment advertising............        20.7         20.9         20.9         20.7         21.9
Search & selection.................        95.2         99.5         99.6         99.6         98.9
Temporary contracting..............       100.0        100.0        100.0        100.0        100.0
Yellow page advertising............        21.6         20.9         20.5         20.3         19.2
Total commissions & fees...........        37.4         37.5         37.6         37.2         40.4

EBITDA(3)..........................  $    7,755   $   92,420   $   79,075   $   77,492   $   32,591
Cash provided by operating
  activities.......................      37,097       51,251       63,617       32,686       55,846
Cash used in investing
  activities.......................     (46,401)     (89,726)     (66,519)     (79,985)     (31,952)
Cash provided by (used in)
  financing activities.............      13,368       65,524       20,093       32,680      (28,782)
Effect of exchange rate changes on
  cash.............................        (151)        (298)          (7)         (56)        (648)

------------------------

(1) Represents fees earned in connection with recruitment advertising placed on the Internet, primarily Monster.com(SM), searches for permanent employees and temporary contracting services conducted through the Internet, Internet services provided to yellow page clients and from providing interactive advertising services and technologies.

(2) Amounts for temporary contracting are reported after deducting the costs of the temporary contractors.

(3) Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is presented to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements and is one of the measures which determines our ability to borrow under our credit facility. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.

EBITDA for the indicated periods is calculated as follows:

                                                                                    NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                              ----------------------------------   -------------------
                                                1996           1997       1998       1998       1999
                                              --------       --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Net income (loss)...........................  $(31,841)      $41,954    $20,542    $29,209    $(4,917)
Interest expense, net.......................    14,358         8,443      9,828      7,035      6,272
Income tax expense..........................    11,058        20,565     14,367     16,637      1,154
Depreciation and amortization...............    14,180        21,458     34,338     24,611     30,082
                                              --------       -------    -------    -------    -------
EBITDA......................................  $  7,755       $92,420    $79,075    $77,492    $32,591
                                              ========       =======    =======    =======    =======

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED
  SEPTEMBER 30, 1998

    Gross billings for the nine months ended September 30, 1999 were $1,389.5 million, a net increase of $52.3 million or 3.9% from $1,337.2 million for the nine months ended September 30, 1998. Commissions and fees for the nine months ended September 30, 1999 were $561.5 million, an increase of $64.6 million or 13.0% from $496.9 million in the first nine months of 1998. Internet commissions and fees for the nine months ended September 30, 1999 were $83.0 million, an increase of 153.8% or $50.3 million as compared with $32.7 million for the nine months ended September 30, 1998. This increase in Internet commissions and fees is due to: (i) an increasing acceptance of our Internet services and products from existing clients, new clients and Internet users, (ii) the benefits of Monster.com(SM)'s marketing campaign,
(iii) increases in the services and content available on our Websites,
(iv) expansion into certain European markets and (v) price increases on certain products. Recruitment commissions and fees were $134.9 million for the nine months ended September 30, 1999 compared with $133.9 million for the nine months ended September 30, 1998, an increase of $1.0 million or 0.8% due primarily to lower discounts to clients and increased ancillary services in North America offset, in part, by a loss of business in the Asia\Pacific Region which was ameliorated by an increase in business in Europe. Search and selection commissions and fees were $219.2 million, an increase of $4.4 million or 2.1% from $214.8 million for the comparable nine months of 1998, due primarily to acquisitions and growth in Continental Europe offset by a decline in executive search due to a loss of consultants, as anticipated, at LAI and TASA, which resulted from the merger and integration of these companies. Temporary contracting commissions and fees were $44.9 million, up $11.9 million or 35.8% from $33.0 million for the period ended September 30, 1998. Our temporary contracting operations are primarily conducted in Australia and New Zealand. The 35.8% increase reflects an increase in the number of contractors placed, particularly information technology personnel and executives, which have higher margins than general and support staff. Yellow page commissions and fees were $79.5 million for the nine months ended September 30, 1999, a decrease of $3.0 million or 3.6% from $82.5 million in the first nine months of 1998 primarily due to increased discounts to clients and lower commissions paid by publishers offset, in part by higher gross billings from internal growth and acquisitions.

    Operating expenses for the nine months ended September 30, 1999 were $557.7 million compared with $442.8 million for the same period in 1998. The increase of $114.9 million or 25.9% is due to an increase of $36.7 million in merger and integration costs related to mergers accounted for as poolings of interests, acquisitions accounted for as purchases, higher operating and marketing costs to support our expanding Internet operations and $2.8 million in restructuring expenses resulting from the closings of LAI's Hong Kong and London offices.

    Salaries and related costs for the nine months ended September 30, 1999 were $327.0 million or 58.2% of total commissions and fees, compared with $288.0 million or 58.0% of total commissions and fees for the same period in 1998. The increase of $39.0 million or 13.5% is primarily due to increased staff for Internet operations additions and acquisitions in search and selection.

    Office and general expenses for the nine months ended September 30, 1999 were $173.1 million or 30.8% of total commissions and fees, compared with $136.6 million or 27.5% of commissions and fees for the same period in 1998. The increase of $36.5 million or 26.6% is primarily due to acquisitions and higher costs for our Internet operations, partially offset by reductions in expenses for the yellow page advertising and recruitment advertising businesses, due to improved efficiencies. Included in the increase for Internet was $15.9 million more in marketing costs for Monster.com and $13.8 million for search related Internet services at LAIcompass and Highland. The higher ratio of 30.8% compared to 27.5% is due primarily to marketing costs for search related Internet services, a slight increase in costs at LAI and a decline in commissions and fees.

    Merger and integration costs for the nine months ended September 30, 1999 were $46.3 million compared with $9.6 million for the same period in 1998 an increase of $36.7 million or 383.1%. This increase primarily resulted from the pooling of interests transactions that occurred in the quarter ended
September 30, 1999 and the planned integration of such companies and is due to:
(1) $4.8 million for separation pay and accelerated vesting of employee stock and stock option grants, both in accordance with pre-existing contractual change in control provisions, (2) $7.8 million more of transaction related costs, which include legal, accounting, printing and advisory fees and the costs incurred for the subsequent registration of shares issued in the transactions and
(3) $25.2 million of office integration costs, which include the closing of excess leased facilities, the write-off of fixed assets which will not be used in the future and a reserve for the effect, after reduction for related compensation, of uncollectible search fees recorded as a result of a loss of executive search consultants, partially offset by $4.4 million less for employee stay bonuses paid with our shares and options to certain key personnel of the merged companies. Approximately $18.5 million of the $46.3 million are non-cash charges. The after tax effect of these charges on diluted earnings per share is $(0.73) and $(0.16) for the nine months ended September 30, 1999 and 1998, respectively.

    Restructuring charges for the nine months ended September 30, 1999 were $2.8 million or, on an after tax basis, $(0.04) per diluted share. These charges relate to LAI's closing of its London and Hong Kong offices, and include
$0.5 million for the write-off of leasehold improvements and fixed assets, $1.3 million for severance benefits payable to 24 employees and $1.0 million for consolidation of facilities related to the restructuring.

    As a result of the above, operating income for the nine months ended September 30, 1999 decreased $50.3 million or 91.7% to $3.8 million from $54.1 million for the comparable period last year.

    Net interest expense for the nine months ended September 30, 1999 was $6.3 million, a decrease of $0.7 million or 10.8% from $7.0 million for the same period in 1998, reflecting lower interest rates and borrowing costs resulting from the amended and restated financing agreement entered into by the Company on November 5, 1998, partially offset by increased borrowings.

    Taxes on income for the nine months ended September 30, 1999 were $1.2 million on a $2.7 million pretax loss, resulting in an effective tax rate of (43.4)% compared with a tax expense of $16.6 million on a $46.1 million pretax profit, resulting in an effective tax rate of 36.1% for the same period last year. The negative effective tax rate for the 1999 period is caused by expenses that are not tax deductible. Such expenses are primarily related to merger costs from pooling of interests transactions and amortization of intangible assets. For both periods the effective tax rate is benefited by profits from Highland which were not taxed at the corporate level prior to our merger.

    As a result of the above, the net loss applicable to common and Class B common stockholders for the nine months ended September 30, 1999 was $(0.12) per diluted share, a decrease of $0.85 per diluted share or 116.4% from the $0.73 per diluted share for the comparable 1998 period.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    Gross billings for the year ended December 31, 1998 were $1,750.7 million, a $304.0 million or 21.0% increase when compared to gross billings of $1,446.7 million for the year ended December 31, 1997. This increase in gross billings resulted primarily from acquisitions in recruitment advertising, growth in our Internet business and growth in our temporary contracting business.

    Total commissions and fees for the year ended December 31, 1998 were $657.5 million, an increase of $115.7 million or 21.3% from $541.8 million for the year ended December 31, 1997. Internet commissions and fees for the year ended December 31, 1998 were $50.2 million, an increase of 157.6% or $30.7 million from $19.5 million for the year ended December 31, 1997. The increase in Internet commissions and fees is due to (i) an increasing acceptance of our Internet services and products from existing clients and Internet users,
(ii) the benefits of Monster.com(SM)'s marketing campaign, (iii) increases in the service and content available on our Websites, (iv) expansion into certain European markets and (v) price increases on certain products. Recruitment advertising commissions and fees were $177.8 million for the year ended
December 31, 1998 compared with $134.3 million for the year ended December 31, 1997, an increase of $43.5 million or 32.4%. This increase was primarily due to acquisitions, which contributed approximately $25.1 million, and approximately $21.4 million from increased client spending and new clients partially offset by client losses and a decrease in foreign currency translation rates, which had a negative effect of approximately $3.0 million. Search and selection commissions and fees were $276.1 million compared with $242.8 million for the year ended December 31, 1997, an increase of $33.3 million or 13.7%, due primarily to acquisitions and increased business from existing clients and new clients. Temporary contracting commissions and fees increased to $47.0 million from $41.3 million, an increase of $5.7 million or 13.8%. This increase is primarily due to a greater number of temporary contract workers placed during 1998 as compared with the prior period, and reflects growth in the executive temporary contracting business, and to a lesser extent growth for clerical and support staff. Yellow page commissions and fees were $106.5 million for the year ended December 31, 1998 compared with $103.9 million for the year ended December 31, 1997, an increase of 2.4% or $2.6 million due primarily to acquisitions.

    Total operating expenses for the year ended December 31, 1998 were $610.3 million, compared with $471.4 million for 1997. The increase of $138.9 million or 29.5% is due primarily to acquisitions and internal growth, together with the addition of $22.4 million for merger and integration costs related to pooling of interests transactions and $3.5 million in restructuring charges for the closing of LAI's London, England office.

    Salaries and related costs for the year ended December 31, 1998 were $382.7 million or 58.2% of total commissions and fees, compared with $310.2 million or 57.2% of total commissions and fees for the same period in 1997, representing an increase of $72.5 million or 23.4%. This increase reflects acquisitions in search and selection and recruitment advertising and growth in Internet operations.

    Office and general expenses increased $37.4 million to $190.2 million for the year ended December 31, 1998, as compared with $152.8 million for the prior period primarily due to acquisitions and added marketing and other expenses to grow our Internet businesses. As a percent of total commissions and fees, office and general expenses increased to 28.9% for the year ended December 31, 1998 from 28.2% for the year ended December 31, 1997.

    Restructuring charges for the year ended December 31, 1998 were $3.5 million or, on an after tax basis, $(0.05) per diluted share and relate to LAI's plan to close its international office in London, England. These charges include $1.1 million for severance, and $2.4 million for the write-off of leasehold improvements and other costs to close these facilities.

    In connection with the 1998 Mergers and the M&B Merger, we expensed merger and integration costs of $22.4 million for the year ended December 31, 1998, consisting of (1) $11.9 million of non-cash employee stay bonuses, which included (a) $3.6 million for the amortization for our shares set aside for key personnel of JSK and TCG, who must remain employees for a full year in order to earn such shares and (b) $8.3 million for our shares to key personnel of TASA and Stackig as employee stay bonuses, (2) $1.5 million of stay bonuses paid as cash to key personnel of one of the companies merged in 1998 and
(3) $9.0 million of transaction related costs, including fees for legal, accounting and advisory services and the costs incurred for the subsequent registration of shares issued in the acquisitions. The after tax effect of this charge is $16.7 million or $(0.43) per diluted share. (See Notes 1 and 5 to our Supplemental Consolidated Financial Statements as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus.)

    Amortization of intangibles was $10.2 million for the year ended
December 31, 1998 compared to $6.9 million for the year ended December 31, 1997. The increase is due to our continued growth through acquisitions. As a percentage of total commissions and fees, amortization of intangibles was 1.5% and 1.3% for the year ended December 31, 1998 and 1997, respectively.

    As a result of all of the above, operating income decreased $23.3 million to $47.2 million for the year ended December 31, 1998 as compared with operating income of $70.5 million for the year ended December 31, 1997 and, as a percent of total commissions and fees, operating income decreased to 7.2% from 13.0%.

    Net interest expense increased $1.4 million to $9.8 million for the year ended December 31, 1998 as compared to $8.4 million for the year ended
December 31, 1997, reflecting a net increase in debt as a result of acquisitions and capital expenditures. In addition, our effective interest rate was 10.8% for the year ended December 31, 1998 compared with 10.4% for the year ended
December 31, 1997.

    Taxes on income decreased $6.2 million to $14.4 million for the year ended December 31, 1998 from $20.1 million for the year ended December 31, 1997 primarily due to lower pre-tax income. The effective tax rate for the year ended December 31, 1998 was 40.7% compared with 32.7% for the year ended December 31, 1997. The higher effective rate in 1998 reflects the inability to deduct for tax, certain costs associated with the 1998 Mergers and the M&B Merger.

    For the year ended December 31, 1998, equity in losses of affiliates was $396,000, reflecting losses at our minority owned real estate advertising affiliate, as compared with a $33,000 loss for the same period in 1997. Minority interests in consolidated earnings for the year ended December 31, 1998 were $28,000 compared with $296,000 for the year ended December 31, 1997.

    As a result of all of the above, the net income applicable to common and Class B common stockholders was $20.5 million for the year ended December 31, 1998, or $0.52 per diluted share, compared with net income of $41.8 million, or $1.13 per diluted share for the year ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

    Gross billings for the year ended December 31, 1997 were $1,446.7 million, a $379.5 million or 35.6% increase when compared to gross billings of $1,067.2 million for the year ended December 31, 1996. The growth is primarily due to acquisitions in recruitment advertising, rate increases in yellow page advertising, increased clients and higher client spending for search and selection, and a growing acceptance of our Internet products.

    Total commissions and fees increased to $541.8 million for the year ended December 31, 1997 from $399.0 million for the year ended December 31, 1996, an increase of $142.8 million or 35.8%. This reflects increases, as compared to the prior year period, in commissions and fees for (a) Internet of $12.5 million or 180.6%, (b) recruitment advertising of $57.6 million or 75.3%, (c) search and selection of $57.4 million or 31.0%, (d) temporary contracting of $12.1 million or 41.3% and (e) yellow page advertising of $3.1 million or 3.0%. Fees derived from Internet were generated from job searches and recruitment advertising placed on the Internet, primarily on our wholly owned Web sites Monster.com(SM) and occ.com, and reflects the continued customer acceptance of our Internet products both from our existing clients as well as new clients and price increases on certain products. A substantial portion of the increase in commissions and fees for recruitment advertising was due to acquisitions, including $15.5 million from Austin Knight, acquired in August 1997, and the remainder was due to higher client spending and new clients. The increase in commissions and fees for search and selection was primarily due to the healthy economy and related employment markets in the U.S. The increase in temporary contracting commissions and fees is due to expansion of the temporary contracting market in Australia. The increase in commissions and fees for yellow page advertising was due primarily to increased rates by the yellow page publishers and an acquisition, substantially offset by lower publisher incentives and the full year effect of accounts lost and resigned in 1996.

    Salaries and related costs increased $77.9 million to $310.2 million for the year ended December 31, 1997 but as a percent of total commissions and fees, salaries and related costs decreased to 57.2% for the year ended December 31, 1997 from 58.2% for the year ended December 31, 1996. This $77.9 million increase was primarily due to additional staff required to service increased recruitment advertising billings, increased sales staffing for Internet, and generally higher salaries and related costs for search and selection operations.

    Office and general expenses increased $37.6 million to $152.8 million for the year ended December 31, 1997 as compared with $115.2 million for the prior period. The increase was primarily due to growth across all lines of business. However, as a percent of total commissions and fees, office and general expenses decreased to 28.2% for the year ended December 31, 1997 from 28.9% for the year ended December 31, 1996. This decrease was primarily due to (1) consolidation of offices, which slowed the growth of office related expenses, (2) increased growth in recruitment advertising commissions and fees combined with the relatively fixed nature of some of these expenses and (3) increased temporary contracting operations which have relatively stable office and general expenses.

    Amortization of intangibles was $6.9 million for the year ended
December 31, 1997 compared to $4.7 million for the year ended December 31, 1996. The increase is due to our continued growth through acquisitions. As a percentage of total commissions and fees, amortization of intangibles was 1.3% and 1.2%, respectively, for the years ended December 31, 1997 and 1996.

    For 1996, special compensation of $52.0 million consists of a non-cash, non-recurring charge that reflects the value of shares issued in connection with the acquisition of the minority interests in our predecessors because the stockholders had received such shares for nominal or no consideration and, accordingly, were not considered to have made a substantive investment for their shares. The value of such shares was based on the per share initial public offering price of $14.00 for our common stock.

    As a result of the above, operating income for the year ended December 31, 1997 increased $75.7 million to $70.5 million as compared with an operating loss of $5.2 million for the year ended December 31, 1996 and as a percent of total commissions and fees increased to 13.0% from (1.3)% for the year ended
December 31, 1996.

    Net interest expense decreased $5.9 million to $8.4 million for the year ended December 31, 1997 as compared to $14.3 million for the year ended
December 31, 1996. This decrease in interest expense is due primarily to the repayment of a portion of the debt with the net cash proceeds of our initial public and supplemental offerings. In addition, in 1996 there was a $2.6 million non-cash, non-recurring charge to reflect, upon exercise of a warrant issued in connection with our financing agreement, the value of the stock issued at our initial public offering price of $14.00 per share and the value recorded for the warrant when it was originally issued. Our effective interest rate was 10.4% for the year ended December 31, 1997 compared with 15.8% for the year ended December 31, 1996.

    Taxes on income increased $9.5 million to $20.6 million for the year ended December 31, 1997 from $11.1 million for the year ended December 31, 1996 primarily due to higher pre-tax income. The effective tax rate for the year ended December 31, 1997 was 32.7% compared with (55.6)% for the year ended December 31, 1996. The effective tax rate for 1997 was lower than the U.S. Federal statutory rate of 34.0% primarily due to profits of pooled entities taxed directly to owners, partially offset by nondeductible expenses of approximately $2.9 million and state taxes of $1.1 million. The effective tax rate for 1996 reflects the non-deductability of a non-cash special compensation charge of $52.0 million, non-cash interest expense of $2.6 million and state taxes of $0.4 million, as well as our inability to offset profits at certain subsidiaries with losses incurred by others.

    As a result of all of the above, the net income applicable to common and Class B common stockholders was $41.8 million for the year ended December 31, 1997, or $1.13 per diluted share, compared with net loss of $32.1 million, or $(1.04) per diluted share for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal capital requirements have been to fund (i) acquisitions,
(ii) working capital, (iii) capital expenditures and (iv) marketing and development of our Internet business. Our working capital requirements are generally higher in the quarters ending March 31 and June 30 during which payments to the major yellow page directory publishers are at their highest levels. We have met our liquidity needs over the last three years through
(a) funds provided by operating activities, (b) equity offerings, (c) long-term borrowings, (d) capital leases and (e) vendor financing in 1996. In
December 1996, we completed our initial public offering of an aggregate of 4,147,408 shares of common stock at a purchase price of $14.00 per share in an underwritten public offering managed by Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Ladenburg Thalmann &
Co. Inc. In the initial public offering, certain stockholders sold an additional aggregate of 652,592 shares of common stock. The net proceeds that we received from the initial public offering of $50.8 million were used to repay debt and, in early 1997, to pay down accounts payable and to redeem preferred stock. In September 1997, we completed a second public offering of an aggregate of 2,400,000 shares of common stock at a purchase price of $23.00 per share in an underwritten public offering managed by Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., BT Alex Brown Incorporated, Montgomery Securities and Ladenburg Thalmann & Co. Inc. In addition, certain stockholders sold an aggregate of 1,600,000 shares of common stock in such offering. Our net proceeds from this offering of $63.4 million, including net repayment of borrowings of $12.2 million, paid to us by certain stockholders were used to repay debt. In 1998, LAI received $41.4 million in net proceeds from its second public offering. Such proceeds were used to support its international expansion, support enhancements to its technology-based infrastructure, acquire two search and selection companies and provide additional working capital.

    Net cash provided by operating activities for the nine months ended September 30, 1999 was $55.8 million compared with $32.7 million provided by operating activities for the nine months ended September 30, 1998, an increase of $23.1 million. This increase was primarily due to (a) the net increase in funds from a $23.5 million greater increase in deferred revenue for the 1999 period over the 1998 period, related mostly to Internet operations, (b) an $18.0 million increase in cash from work-in-process and prepaid and other assets, (c) $6.2 million more from tax benefits from the exercise of employee stock options, (d) a $3.8 million effect from inclusion of losses from companies accounted for as poolings of interests, in both the current period and the previous year, because of overlapping reporting periods and (e) a $0.3 million net increase in the use of funds from increases in accounts receivable over increases in accounts payable and accrued expenses for the 1999 period over the 1998 period, reduced by a $28.6 million decline in earnings after adjusting for non-cash items. EBITDA was $32.6 million for the nine months ended
September 30, 1999, a decrease of $44.9 million or 57.9% from $77.5 million for the nine months ended September 30, 1998. The decrease primarily reflects, for the 1999 period, a $50.3 million decrease in operating profits partially offset by $5.5 million more in depreciation and amortization costs. As a percentage of commissions and fees, EBITDA decreased to 5.8% for the nine months ended September 30, 1999 as compared with 15.6% for the nine months ended September 30, 1998. The lower percent reflects the increase in merger and integration and restructuring costs, which were 8.7% and 1.9% of commissions and fees for the 1999 and 1998 periods, respectively.

    Our investing activities for the nine months ended September 30, 1999 used cash of $32.0 million, which is $48.0 million less than the $80.0 million for the nine months ended September 30, 1998. This decrease was primarily due to the use in 1998 of $33.4 million more in investments by a pooled company and $2.0 million more used for business acquisitions combined with $9.8 million received from the sale of fixed assets, primarily our plane, in the 1999 period.

    We estimate that our expenditures for computer equipment and software, furniture and fixtures and leasehold improvements will be approximately
$30 million for the year ended 1999 and $60 million for the year ended 2000.

    Our financing activities include borrowings and repayments under our bank financing agreements and issuance of and payments against installment notes used principally to finance acquisitions and equipment. Our financing activities for the nine months ended September 30, 1999 used net cash of $28.8 million but provided $32.7 million for the nine months ended September 30, 1998. The change of $61.5 million resulted primarily from $41.4 million in proceeds from a common stock offering by LAI in the 1998 period and net repayments in the 1999 period of $29.9 million against credit facilities and capitalized lease obligations compared with a net borrowing of $1.5 million in the prior year period, offset in part by a $6.8 million increase in cash received from the exercise of employee stock options and a $4.3 million decline in dividends paid by pooled companies in the 1999 period from the 1998 period.

    Net cash provided by operating activities for the years ended December 31, 1998, 1997 and 1996 was $63.6 million, $51.3 million and $37.1 million, respectively. The increase in cash of $12.3 million from operating activities for 1998 over 1997 was primarily due to an increase of $17.9 million in accounts payable, accrued expenses and other current liabilities, a $12.9 million increase in depreciation and amortization costs, $8.3 million for the utilization of our common stock to pay bonuses, a decrease of $7.3 million in accounts receivable and a $3.2 million increase in deferred revenue, partially offset by decreases in net income of $21.4 million, $8.1 million in deferred income taxes and $10.7 million in prepaid and other assets. In addition, in 1998 we paid approximately $13.6 million for restructuring. Such amount was applied against a reserve set up during 1997 in connection with acquisitions accounted for using the purchase method. This reserve was increased in 1998 by a $3.5 million charge to earnings and by $10.1 million, with a corresponding increase to intangible assets, and reduced by payments of $13.6 million, leaving a restructuring reserve at December 31, 1998 of $16.7 million. (See Note 5 to our Supplemental Consolidated Financial Statements as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus.) The increase in cash from operating activities for 1997 over 1996 was primarily due to increased net income, after adding back the effect of non-cash charges in 1996, partially offset by higher payments of accounts payable, including amounts to substantially repay vendor financed payables.

    EBITDA was $79.1 million for the year ended December 31, 1998, a decrease of $13.3 million from $92.4 million for the year ended December 31, 1997. As a percentage of total commissions and fees, EBITDA decreased to 12.0% for the year ended December 31, 1998 from 17.1% for the year ended December 31, 1997. The decrease resulted primarily from the $18.0 million charge for merger costs ($22.4 million less $4.4 million in amortization of deferred compensation), which was 2.7% of total commissions and fees for the year ended December 31, 1998, offset, in part, by increased depreciation and amortization of $12.9 million. For the year ended December 31, 1997, EBITDA was $92.4 million, an increase of $84.6 million from $7.8 million for the year ended December 31, 1996. As a percent of total commissions & fees, EBITDA increased to 17.1% for the year ended December 31, 1997 as compared to

1.9% for the year ended December 31, 1996 due to a higher operating profit. For the year ended December 31, 1996, EBITDA was $7.8 million primarily due to the $52.0 million non-cash special compensation charge.

    Net cash used in investing activities for the years ended December 31, 1998, 1997 and 1996 was $66.5 million, $89.7 million and $46.4 million, respectively. The $23.2 million decrease in 1998 as compared with 1997 was primarily due to $34.1 million less in payments for acquisitions, reflecting the use of company stock to make acquisitions of businesses, offset in part by $0.4 million more in capital expenditures and during 1997 our receipt of a net $11.4 million from Andrew J. McKelvey and certain other stockholders, who repaid borrowings with funds received primarily from their sale of shares included with our second public offering. Payments for businesses acquired using the purchase method of accounting, excluding $5.5 million in our stock, were $32.8 million in 1998, $66.9 million in 1997, of which $47.2 million was for Austin Knight, and $31.3 million in 1996. Capital expenditures, primarily for computer equipment and furniture and fixtures, were $31.9 million, $31.6 million and $15.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, in 1997, we acquired certain transportation equipment and made capital improvements for a total of $6.8 million, replacing the transportation equipment sold during 1996 for $6.1 million, and simultaneously entered into a $7.8 million financing agreement to fund the purchase and provide additional operating funds. In December 1996, we sold certain transportation equipment for $6.1 million receiving a note for $2.7 million and retained $1.2 million in cash, after payment of related debt.

    Our financing activities include equity offerings, borrowings and repayments under our financing agreement and payments on (i) installment notes, principally to finance acquisitions, and (ii) capital leases. In the fourth quarter of 1996, we completed our initial public offering of 4,147,408 shares of common stock for net proceeds of $50.8 million and in the third quarter of 1997, we completed our second public offering of 2,400,000 shares of common stock for net proceeds of $51.2 million. With a portion of the proceeds received from our initial public offering, in January 1997, we redeemed all of the shares of the cumulative preferred stock issued by a subsidiary, reported as a minority interest, and our previously issued preferred stock for approximately $3.1 million and $2.1 million, respectively. Such redemptions included approximately $100,000 each of premiums. Our financing activities provided net cash of $20.1 million, $65.5 million and $13.4 million in 1998, 1997 and 1996, respectively. In November, 1998 and 1997 we amended our financing agreement with our primary lender to provide for borrowings, under a revolving credit facility, of a minimum of $175 million. In May 1999 we increased this amount to $185 million. This facility is used to finance our acquisitions and for working capital requirements. As of December 31, 1998, there was $97.7 million outstanding and approximately $77.3 million available under such facility. Our current interest rate under the agreement is LIBOR plus 75 basis points. In addition, we had secured lines of credit aggregating $49.0 million for LAI and our operations in Australia, France, Belgium and the Netherlands of which approximately
$42.5 million was unused at December 31, 1998. Upon consummation of LAI's merger with us, we eliminated LAI's $25.0 million line of credit. We believe we will be able to fund our short-term cash needs through funds from operations, our credit facilities in the United States, the United Kingdom, Canada and Australia and, to a lesser extent, equipment leases. The borrowings are secured by a lien on substantially all of our assets. In addition, the financing agreement contains certain covenants which restrict, among other things, our ability to borrow, pay dividends, acquire businesses, guarantee debts of others and lend funds to affiliated companies and contains criteria on the maintenance of certain financial statement amounts and ratios.

    At September 30, 1999, we had a $185 million committed line of credit from our primary lender pursuant to a revolving credit agreement expiring June 30, 2001. Of such line, at September 30, 1999, approximately $58.2 million was unused and accounts receivable as defined in the agreement is sufficient to allow draw down of the entire amount. In addition, we have lines of credit aggregating $20.6 million for our operations in Australia, New Zealand, France, Belgium and the Netherlands of which approximately $12.0 million was unused at September 30, 1999.

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
    Cash and cash equivalents at September 30, 1999 were $68.0 million, an increase of $26.4 million from $41.6 million at September 30, 1998.

    Part of our acquisition strategy is to pay, over time, a portion of the purchase price of certain acquisitions through seller financed notes. Accordingly, such notes are included in long-term debt, are generally payable over five years and totaled approximately $13.8 million at December 31, 1998.

    We intend to continue our acquisition strategy and marketing and promotion of our Internet business through the use of operating profits, borrowings against our long-term debt facility and seller financed notes. We believe that our anticipated cash flow from operations, as well as the availability of funds under our existing financing agreements and access to public equity and debt markets, will provide us with liquidity to meet our current foreseeable cash needs for at least the next year. However, if we determine that conditions are favorable, we would consider additional corporate equity or debt transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS
No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect the adoption of this statement to have a significant impact on our results of operations, financial position or cash flows.

YEAR 2000 ISSUE

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    STATE OF READINESS. Since early in 1999, we have been working to position ourselves as Year 2000 ready before December 31, 1999. We have developed a comprehensive plan to deal with the Year 2000 issue and have engaged internal and external resources to focus on this effort. It is an evolving plan as we continue to acquire and integrate companies throughout 1999. The plan is intended to achieve three basic objectives: to ensure that computer systems and other equipment function in the same manner after December 31, 1999 as it did before the century date change, to ensure that each business unit follows a consistent approach for assessment renovation, and validation of all IT and non-IT assets, and to track the status of all Year 2000 efforts. In addition to our internal assets, we are assessing and monitoring the Year 2000 readiness of our key vendors and service providers. We are also monitoring the readiness of public infrastructure service providers such as power, communications, and transportation providers.

    Our Year 2000 task force has conducted an inventory of and has developed testing procedures for all software and other systems that we believe might be affected by Year 2000 issues. Since third parties developed and currently support many of the systems used, a significant part of this effort will be to ensure that these third-party systems are Year 2000 ready. Our plan is to confirm this readiness by obtaining representations by these third parties that their products' are year 2000 ready and through specific testing of these systems. We have substantially completed this process as of the end of the third quarter of 1999 and will fully complete this process by the end of the fourth quarter. Until such testing is completed and such vendors and providers are contacted, we will not be able to completely evaluate whether our systems will need to be revised or replaced.

    COSTS. During 1999, we expect to incur approximately $3.0 million, globally, in connection with identifying, evaluating and addressing Year 2000 readiness issues. Most of these costs relate to time spent by employees and consultants in making our systems Year 2000 ready. Such costs are not expected to have a material adverse effect on our business, results of operations and financial condition.

    RISKS. While we are making every effort to address the Year 2000 issue, there are inherent risks. We are not currently aware of any Year 2000 readiness problems relating to our systems that would have a material adverse effect on our business, results of operations and financial condition, without taking into account our efforts to avoid or fix such problems. There can be no assurance that we will not discover Year 2000 readiness problems in our systems and equipment that will require substantial revision. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, all of which could be time-consuming and expensive. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost commissions and fees, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 readiness issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

    We are heavily dependent on a significant number of third party vendors to provide both network services and equipment. A significant Year 2000 related disruption of the network, services or equipment that third-party vendors provide to us could cause our members and visitors to consider seeking alternate providers or cause an unmanageable burden on our technical support, which in turn could materially and adversely affect our business, financial condition and results of operations.

    In addition, we cannot assure you that governmental agencies, utility companies, internet access companies, third party service providers and others outside of our control will be Year 2000 ready. The failure by such entities to be Year 2000 ready could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing our websites which could have a material adverse effect on our business, results of operations and financial condition.

    CONTINGENCY PLAN. Although we believe our systems are Year 2000 ready, we have developed contingency plans for critical systems and equipment in the event of a failure. The results of our Year 2000 simulation testing and the responses received from third-party vendors and service providers have been taken into account in determining the nature and extent to which our contingency plans will be implemented. In addition, we have developed an event planning procedure to monitor the function of our global operations before, during and after the century date change.

FLUCTUATIONS OF QUARTERLY RESULTS

    Our quarterly commissions and fees are affected by the timing of yellow page directory closings which currently have a concentration in the third quarter. Yellow page publishers may change the timing of directory publications which may have an effect on our quarterly results. Our yellow page advertising results are also affected by commissions earned for volume placements for the year, which are typically reported in the fourth quarter. Our quarterly commissions and fees for recruitment advertising are typically highest in the first quarter and lowest in the fourth quarter. However, the cyclicality in the economy and our clients' employment needs have an overriding impact on our quarterly results in recruitment advertising, search and selection and temporary contracting. (See
Note 2 to our Supplemental Consolidated Financial Statements incorporated by reference in this prospectus.)

    The following table sets forth summary quarterly unaudited financial information for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997:

                                                                         1999 QUARTERS
                                                              ------------------------------------
                                                              MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                                              ---------   --------   -------------
                                                               (IN MILLIONS, EXCEPT SHARE AND PER
                                                                         SHARE AMOUNTS)
Commissions & fees:
Internet....................................................   $ 20.5      $ 25.8       $ 36.7
Recruitment advertising.....................................     45.6        46.3         43.0
Search & selection..........................................     66.3        70.2         82.7
Temporary contracting.......................................     12.8        16.6         15.5
Yellow page advertising.....................................     23.8        27.2         28.5
                                                               ------      ------       ------
Total commissions & fees....................................   $169.0      $186.1       $206.4
                                                               ======      ======       ======
Operating income (loss).....................................   $ (1.2)     $  7.4       $ (2.4)
Net income (loss) applicable to common and Class B common
  stockholders..............................................   $ (2.3)     $  3.2       $ (5.8)
Net income (loss) per common and Class B common share:
Basic.......................................................   $(0.06)     $ 0.08       $(0.15)
Diluted.....................................................   $(0.06)     $ 0.08       $(0.15)
Weighted average shares outstanding (in thousands):
Basic.......................................................   39,323      39,876       39,992
Diluted.....................................................   39,323      41,596       39,992

                                                                       1998 QUARTERS
                                                    ---------------------------------------------------
                                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                    ---------   --------   -------------   ------------
                                                     (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Commissions & fees:
Internet..........................................   $  8.0      $ 11.0       $ 13.7          $ 17.5
Recruitment advertising...........................     45.8        45.7         42.3            43.9
Search & selection................................     69.9        74.0         70.9            61.3
Temporary contracting.............................      5.6        13.6         13.8            14.0
Yellow page advertising...........................     23.3        27.1         32.1            23.9
                                                     ------      ------       ------          ------
Total commissions & fees..........................   $152.6      $171.4       $172.8          $160.6
                                                     ======      ======       ======          ======
Operating income (loss)...........................   $ 17.2      $ 21.2       $ 15.7          $ (6.9)
Net income (loss) applicable to common and Class B
  common stockholders.............................   $  9.7      $ 11.6       $  7.9          $ (8.7)
Net income (loss) per common and Class B common
  share:
Basic.............................................   $ 0.25      $ 0.30       $ 0.20          $(0.22)
Diluted...........................................   $ 0.24      $ 0.29       $ 0.20          $(0.22)
Weighted average shares outstanding (in
  thousands):
Basic.............................................   38,421      38,748       38,811          38,857
Diluted...........................................   39,735      39,806       39,970          38,857

                                                                       1997 QUARTERS
                                                    ---------------------------------------------------
                                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                    ---------   --------   -------------   ------------
                                                     (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Commissions & fees:
Internet..........................................   $  4.0      $  4.7       $  5.0          $  5.8
Recruitment advertising...........................     27.7        30.8         35.4            40.4
Search & selection................................     56.8        63.4         59.6            63.0
Temporary contracting.............................      5.3        24.2          5.8             6.0
Yellow page advertising...........................     21.9        25.1         30.6            26.3
                                                     ------      ------       ------          ------
Total commissions & fees..........................   $115.7      $148.2       $136.4          $141.5
                                                     ======      ======       ======          ======
Operating income..................................   $ 18.5      $ 19.4       $ 19.9          $ 12.7
Net income applicable to common and Class B common
  stockholders....................................   $ 11.2      $ 11.9       $ 11.0          $  7.7
Net income per common and Class B common share:
Basic.............................................   $ 0.32      $ 0.33       $ 0.31          $ 0.20
Diluted...........................................   $ 0.31      $ 0.33       $ 0.30          $ 0.20
Weighted average shares outstanding (in
  thousands):
Basic.............................................   35,355      35,578       36,171          38,257
Diluted...........................................   35,798      36,204       36,847          38,896

    Earnings (loss) per share calculations for each quarter include the weighted average effect for the quarter; therefore, the sum of the quarters may not equal the full year earnings (loss) per share amount, which reflects the weighted average effect on an annual basis. In addition, diluted earnings per share calculations for each quarter include the effect of stock options and warrants, when dilutive to the quarter.

                                    BUSINESS

    We provide a comprehensive range of career services and solutions through our flagship Internet property, Monster.com(SM), and through our recruitment advertising and executive search businesses. We are also the world's largest yellow page advertising agency.

INDUSTRY OVERVIEW

    INTERNET. The Internet is an increasingly significant global medium for communications, content and commerce. Growth in Internet usage has been fueled by a number of factors, including the availability of a growing number of useful products and services, the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

    The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. Thousands of companies have created corporate Web sites that feature information about their product offerings and advertise employment opportunities. Through the Web, Internet content providers are able to deliver timely, personalized content in a manner not possible through traditional media. Internet content can be continuously updated, distributed to a large number of consumers on a real-time basis, and accessed by users at any time. Industry publications indicate that the historical and projected adoption of online/Internet services represents a faster rate of penetration than occurred with traditional media, such as radio, broadcast television and cable television.

    For job seekers, online recruiting can provide the ability to rapidly and more easily build, update and distribute their resumes, conduct job searches and gather information about employers. Online recruiting can also help to reduce the time of a job search by permitting job seekers to define their specific job needs and be contacted automatically when desired jobs become available. Online recruiting is also proving to be attractive to employers because online job advertisements can be accessed by job seekers anywhere in the world at anytime and more cost effectively than print media. Forrester Research estimates that online spending by employers for recruitment will grow from $105 million in 1998 to $1.7 billion in 2003.

    THE RECRUITMENT ADVERTISING MARKET. Recruitment advertising consists primarily of creating and placing recruitment advertisements in the classified advertising sections of newspapers. While the recruitment advertising market has historically been cyclical, during the period of 1990 through 1997, the U.S. market grew at a compound annual rate of approximately 12%. Classified readership by job seekers has remained constant over the last ten years and approximately 85% of companies use newspapers to attract potential employees. The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Further, shortages of qualified employees in many industries, particularly in the technology area, have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national and sometimes global recruitment campaigns. For the year ended
December 31, 1998, global spending (billings) in the recruitment classified advertisement section of newspapers was approximately $13 billion. Agencies which place recruitment classified advertising are paid commissions generally equal to 15% of recruitment advertising placed in newspapers and earn fees for providing additional recruitment services.

    THE EXECUTIVE SEARCH AND SELECTION MARKET. The market for executive search firms is generally separated into two broad categories: retained executive search firms and contingency executive search firms. Retained executive search firms service their clients' senior management needs by acting in an ongoing client-consultant relationship to actively identify, evaluate, assess and recommend to the client suitable candidates for senior level positions. Retained search firms are generally engaged on an exclusive basis and paid a contractually agreed-to fee. Contingency executive search firms typically do not focus on the senior executives and are generally paid a percentage of the hired candidate's salary only when a candidate is successfully placed with the client. Contingency firms are generally not hired on an exclusive basis and do not focus on the assessment, evaluation or recommendation of a candidate other than to determine if the candidate's resume qualifies him/her for the position. We provide executive search services on a retained basis. We also provide search services on a retained or a contingency basis to identify for our clients the mid-level executive, those who earn from $70,000 to $150,000, annually. We refer to this as selection.

    THE TEMPORARY CONTRACTING MARKET. According to the Staffing Industry Report, the United States temporary staffing industry grew from approximately $29 billion in revenue in 1993 to approximately $62 billion in revenue in 1998. In addition, third party sources estimate the worldwide temporary staffing market at more than $130 billion. Our gross revenue for temporary contracting was $258.4 million and $245.0 million for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. However, temporary contracting commissions and fees reflect the net of gross revenue reduced by the cost of the temporary contractors. The temporary staffing industry has experienced significant growth in response to the changing work environment. These changes are a result of increasing automation that has resulted and we believe will continue to result in shorter technological cycles, and global competitive pressures. Many employers responded to these challenges by turning to temporary and contract personnel to keep personnel costs variable, achieve maximum flexibility, outsource highly specialized skills, and avoid the negative effect of layoffs. We believe fundamental changes in the employer-employee relationship continue to occur, with employers developing increasingly stringent criteria for permanent employees, while moving toward project-oriented temporary and contract hiring.

    THE YELLOW PAGE ADVERTISING MARKET. Yellow page directories have been published in the U.S. since at least the 1890's and, traditionally, have been published almost exclusively by telephone utilities. In the early 1980's, due in part to telephone deregulation, independent companies began publishing an increasing number of directories. Currently, approximately 7,000 yellow page directories are published annually by 200 publishers and, in the U.S., many cities with populations in excess of 80,000 are served by multiple directories. The percentage of adults who use the yellow pages has remained relatively constant over the last ten years at over 56%, and such readers consult the yellow pages approximately two times weekly. Accordingly, yellow page directories continue to be a highly effective advertising medium.

    For the year ended December 31, 1998, total spending on yellow page advertisements in the U.S. was $12.0 billion. Of this amount, approximately $10.1 billion was spent by local accounts and approximately $1.9 billion was spent by national accounts. As those terms are used in the yellow page industry, "local" refers to an advertisement solicited by a yellow page publisher's own sales staff and "national" refers to an advertisement that is placed by an advertising agency and that meets certain criteria specified by the publisher. Local accounts are typically merchants who primarily conduct their business within the geographic area served by the publisher's directories.

    The national account market consists of companies which sell products or services in multiple markets and is the market in which we compete. Most national accounts use independent advertising agencies to design and implement their yellow page advertising programs to create a consistent brand image and compelling message, to develop an effective media plan and to execute the placement of the advertising at the local level. Agencies which place national yellow page advertising are paid commissions by yellow page publishers. The market has grown each year since 1981. During the period of 1990 through 1998, the market has grown at a compound average rate of approximately 6.2%.

STRATEGY

    Key elements of our strategy are to:

    CONTINUE BRANDING MONSTER.COM(SM). We believe our superior content and service as well as prior advertising campaigns have already branded Monster.com(SM) (http://www.monster.com) as the leading career destination portal on the Internet. Our goal is for job seekers to view Monster.com(SM) not only as the leading career destination portal, but also as the premier tool with which to manage their careers by posting their resumes and job search agents on the site. To move to this next level of brand recognition and loyalty, we are working on a new advertising campaign which will commence during the 2000 Super Bowl and will focus on building relationships with job seekers.

    DIRECT AN INCREASING NUMBER OF JOB SEEKERS AND EMPLOYERS TO
MONSTER.COM(SM). Our more than 5,100 client service, marketing and creative personnel constantly promote the advantages of Monster.com(SM) as well as the Internet generally. Our traditional recruitment advertising and executive search and selection businesses have already contributed to Monster.com's(SM) job postings and we believe will continue to contribute an increasing number of job postings to Monster.com(SM) particularly as the number of job seekers utilizing Monster.com(SM) continues to grow. In addition, our executive search and selection consultants are driving more job seekers to Monster.com(SM) as a way to broaden the job seekers options. We also look for other ways to expand traffic to Monster.com(SM). An example of this is our recent content and marketing agreement with America Online, Inc. This arrangement provides that for the payment of $100 million over four years Monster.com(SM) will be the exclusive provider of career search services in the United States and Canada for four years to certain AOL properties, thereby driving additional traffic to Monster.com(SM).

    CONTINUE TO GROW OUR NON-INTERNET BUSINESSES. We plan to continue to grow and enhance our recruitment advertising, executive search and selection and yellow page advertising businesses through acquisitions and internal growth. From January 1, 1996 through October 31, 1999, we completed 80 acquisitions. We intend to pursue additional acquisitions and believe that the fragmented nature of the recruitment advertising and the executive search businesses gives us the opportunity to be a leader in the consolidation of these industries. We also intend to selectively pursue acquisitions in the yellow page advertising business.

OUR CAREER SOLUTIONS

    MONSTER.COM(SM) Monster.com(SM) (http://www.monster.com), the flagship of our Internet properties, is the nucleus of our intern to CEO strategy. For the nine months ended September 30, 1999, gross billings and commissions and fees were $66.9 million and $66.2 million, respectively, and our total Internet gross billings and commissions and fees were $93.7 million and $83.0 million, respectively.

    Based on experience with our clients, we believe that only 20% to 30% of open job positions are advertised using traditional print media. We also believe that online solutions will significantly expand the recruitment advertising market because of their global reach and continuous availability. Furthermore, online advertising is extremely cost effective when compared to other traditional recruitment methods such as print media. Our Internet recruitment services have been actively marketed since May 1995 and Monster.com(SM) was one of the first 1,000 commercial web sites out of more than 158,000,000 which currently exist.

    According to Nielson I/PRO, Monster.com(SM) had approximately 10.0 million visits (the gross number of occasions on which a user looked up a site) in October 1999 with the average length of each visit exceeding fourteen minutes. Media Metrix reported that for October 1999, 4.3% of the U.S. Internet population visited Monster.com(SM), almost twice as many unique visitors as its closest competitor. In addition, for this month, an average of 31.3 unique pages were viewed by each visitor, resulting in a power ranking of 134.6 (reach of 4.3 multiplied by average page views of 31.3) compared to 37.7 for its closest competitor and 91.1 for its six closest competitors combined. We believe that the power ranking is significant because, by taking into account reach and page views, it indicates the products usefulness and recognition.

    Monster.com(SM) allows users to create their own personalized career page--My Monster. Using My Monster, job seekers can store their resume and cover letters and create multiple job searches. They can also track how many times their resume has been viewed by employers. My Monster is at the center of the

Monster.com(SM) job seeker experience, with over 5.0 million job seeker accounts as of December 1, 1999. Monster.com's(SM) Job Search Agent continuously seeks to find the desired job for the job seeker. Job seekers can sign up for this free service on the site by creating a simple personal profile indicating the industry and location in which they want to work and any job-specific keywords. The Job Search Agent then continually scans the entire Monster.com(SM) job database for opportunities that match the requirements and delivers the leads to job seekers' desktops--even while they are off-line. As of December 1, 1999, Monster.com(SM) contained over 1.6 million Job Search Agent profiles. In addition, job seekers can post their resume free of charge in a confidential searchable access-restricted database. This database can be searched, using keyword searches, by employers who pay for the service. Monster.com's(SM) resume database currently contains over 2.0 million resumes of which 1.6 million are active, and is growing by an average of more than 6,000 resumes daily. We have also recently introduced Monster Talent Market which allows independent professionals to offer their services to the highest bidder. Job seekers can search Monster.com's(SM) database of employment opportunities by location, job category, industry and/or keyword. Keyword searches allow a user to enter specific keywords to match skills, job titles or other requirements.

    As of December 1, 1999, Monster.com(SM) listed approximately 260,000 jobs from clients such as Blockbuster Entertainment Inc., McDonald's, Adecco, Procter & Gamble Co., and Dell Computer Corporation.

    We have developed private label applications of our interactive recruitment products. For example, we adapted Monster.com(SM) technology to create a database of jobs for Fidelity Investments which resides, through a hyper-link, on the Fidelity home page. The search features have the look and ease of use associated with Monster.com(SM) while appearing to the user as a seamless part of the Fidelity site. We intend to continue to market private label products as a way to increase the size of our databases.

    To attract the maximum amount of volume to our Web sites, we intend to continue to develop additional value-added content, while developing strategic alliances with other on-line content providers. For example, we recently entered into a content and marketing arrangement with America Online, Inc., pursuant to which Monster.com(SM) for the payment of $100 million will be the exclusive provider of career search services in the United States and Canada for four years to 21 million AOL members across seven AOL properties: AOL, AOL Canada, Compuserve, ICQ, AOL.com, Netscape and Digital City.

    In addition to the U.S., Monster.com(SM) has been customized, in language and content, for Canada, the U.K., the Netherlands, Australia, Belgium, France, Singapore and New Zealand.

    RECRUITMENT ADVERTISING. We entered the recruitment advertising business in 1993 and have grown both through acquisitions and internally. For the year ended December 31, 1998 and the nine months ended September 30, 1999, we had recruitment advertising gross billings of $849.5 million and $615.5 million, respectively, and recruitment advertising commissions and fees of $177.8 million and $134.9 million, respectively. In addition to our worldwide offices, we maintain relationships with unaffiliated agencies throughout the world to further enhance our ability to reach qualified job candidates. As a full service agency, we offer our clients comprehensive recruitment advertising services including creation and placement of classified advertising, development of employer image campaigns, creation of collateral materials such as recruiting brochures and implementation of alternative recruitment programs such as job fairs, employee referral programs and campus recruiting. We specialize in designing recruitment advertising campaigns for clients in high growth industries and in industries with high employee turnover rates. Further, we believe that as employers find it more difficult to attract qualified employees, they will increasingly seek out agencies that can implement national and, in some cases, global recruitment strategies.

    CREATING AND PLACING THE ADVERTISEMENT. Our task in formulating and implementing a global recruitment advertising program is to design the creative elements of the campaign and to select the appropriate media and/or other recruitment methods. This is done in the context of the client's staffing parameters which generally include skill requirements, job location and advertising budget. In addition, while executing a given campaign, we will often undertake basic research with respect to demographic profiles of selected geographic areas to assist the client in developing an appropriate overall strategy.

    We have historically found that the strongest recruitment advertising campaigns "brand" the client's image, demonstrate the client's unique selling points and stress the client's employee benefits and corporate culture. Effectively differentiating one employer from another has become particularly important in the technology and healthcare sectors where there is an acute shortage of qualified job candidates. The success of the campaign may depend on whether an organization is seen as sufficiently distinct from its competitors.

    After completing the design of an advertisement's creative elements, we develop an appropriate media plan. Typically, a variety of media is used, including newspapers, trade journals, the Internet, billboards, direct mail, radio and television. If we recommend use of newspapers, we may recommend certain newspapers or editions of a particular newspaper which are targeted to a specific demographic segment of the population. We may also recommend a variety of advertisement sizes and vary the frequency with which an advertisement appears.

    After an advertisement is placed, we conduct extensive customer analysis to assure satisfaction, including monitoring the effectiveness of the chosen media. As an example, for a transportation client, we analyzed cost-per-response, cost-per-application and cost-per-hire data for over a dozen media vehicles running in approximately 30 markets in an effort to determine the return on investment of each media vehicle. Our recruitment advertising division also maintains a quality assurance program for its larger clients which involves formal creative reviews by our clients as well as soliciting client feedback.

    In the U.S., we receive commissions generally equal to 15% of recruitment advertising gross billings. Outside of the U.S., where, collectively, we derive the majority of our recruitment advertising commissions and fees, our commission rates for recruitment advertising vary, ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom. In the U.S., we also earn fees from value-added services such as design, research and other creative and administrative services which resulted in aggregate commissions and fees equal to approximately 21% and 22% of recruitment advertising gross billings for the year ended December 31, 1998 and the nine months ended September 30, 1999 respectively.

    SEARCH AND SELECTION. Traditionally, recruitment and online advertising did not target the senior or mid-level executive. Therefore, in order to expand the range of services we offer to our recruitment advertising clients, we entered the executive search field. We currently have 55 executive search offices in 25 countries. We believe that our expansion into the executive search field will enable us to attract and service new major clients because we can now market ourselves as a full service firm that can accommodate all of our clients' employment and recruitment advertising needs. For the nine months ended September 30, 1999, search and selection gross billings and commissions and fees were $221.7 million and $219.2 million, respectively.

    Our retained executive search process typically targets senior level executives (those earning over $250,000, annually) and includes the following steps:

    - a TMP executive search consultant interviews the client in order to analyze the senior executive position that needs to be filled, the general environment of the client's work place and the character and quality of candidates that have successfully performed as an executive of the client;

    - our consultant then prepares a written synopsis of the position to be filled in order to attract a suitable, qualified, successful candidate;

    - the synopsis is then forwarded to other recruiters in order to assist with the search for a candidate that fits the criteria set forth in the synopsis;

    - a pool of suitable candidates is gathered and the consultants begin to schedule interviews;

    - the candidates are then interviewed and analyzed by the consultants on our premises to determine if the candidate meets the requisite experience and potential cultural fit outlined by the consultant and the client;

    - reports of the most suitable candidates are prepared by the consultant and presented to the client, who then chooses the candidates to be met;

    - the consultant then organizes a mutually convenient time and place for the client to personally meet and interview such candidates;

    - the consultant will follow up with the successful candidate to obtain any supplemental information needed or requested by the client, including references and other documentary materials; and

    - the consultant then assists the client in structuring and negotiating the final compensation package and other benefits for the hired executive based on all relevant factors researched by the consultant, including industry comparisons, the experience levels of the executive and future trends.

    Candidates for mid-level positions, the search for whom we term "selection," are normally attracted by classified advertising or chosen through a computerized database file search, as opposed to the detailed search process used for senior executives. We screen and interview applicants prior to providing the client with a short list. Upon acceptance of the short list of suitable candidates, the client then proceeds to interview the selected candidates. The next steps in the process include reference checking, negotiation of an offer, confirmation of acceptances and start date, and performance follow-up at the end of one and three months.

    For assignments involving mid-level executives, we have developed and are introducing the Executive Resourcing process, which is designed to evaluate a person's capacity to perform in a current or future role. It can be used for internal and external candidates and is based on the premise that if the requirements for an individual job are understood, it is possible to develop testing protocols which assess a candidate's ability to succeed in filling the position. Tools and exercises include aptitude testing, job simulations, behavioral and situational interviews, leadership and team exercises, group discussions, role plays and work sample tests. The goals of the Executive Resourcing process are to put the right people in the right job, boosting both individual job satisfaction and productivity.

    TEMPORARY CONTRACTING. We provide temporary contract employees in Australasia and the United Kingdom ranging from executives to clerical workers. The demand for contract employee services was created by organizations' need for flexible work forces with the types of skills required to meet their particular circumstances in a changing market. For the nine months ended September 30, 1999 gross billings were $44.9 million, commissions and fees were $44.9 million and revenue before deducting the cost of the temporary contractor was $245.0 million.

    We place qualified executives, professionals, clerical and trade labor in temporary positions, or for specific short term projects. Contractors can be used for emergency support or to complement the skills of a client's core, permanent staff. Contracting can be linked to the permanent placement, with the client employing a "try before you buy" strategy. The period for the contracting assignment can vary from as little as one day to over 12 months.

    In addition to the more general contracting assignments, we provide executives on a contract basis with our Australian clients, whereby a specific task is managed by us but staffed by contract executives.

OUR YELLOW PAGE BUSINESS

    We entered the yellow page business in 1967 and have grown to become the largest yellow page advertising agency in the world based on yellow page gross billings. For the nine months ended

September 30, 1999 we had yellow page gross billings and commissions and fees of $413.7 million and $79.5 million, respectively.

    CREATING AND PLACING YELLOW PAGE ADVERTISEMENTS. There are currently approximately 7,000 yellow page directories in the U.S. Each has a separate closing date for accepting advertisements and one or more of these closings occur on every working day of the year. The steps involved in placing an advertisement are numerous and can take as long as nine months.

    The first step in the process is the formulation of the advertising program's creative elements including illustrations, advertising copy, slogans and other elements which are designed to attract a potential customer's attention. To assess the effectiveness of a proposed campaign, we generally undertake extensive research to determine which alternatives best reach the client's target market. This research typically includes focus group testing and the running of split-run advertisements. Focus group testing involves forming groups of potential customers and gauging their reaction to a variety of potential advertisements. Split-run testing measures the results of specific campaigns by placing more than one version of an advertisement in various editions of the same yellow page directory. By using multiple phone numbers and various monitoring methods, we can then determine which advertisements generate the most effective response.

    After designing an advertising program, we create a media plan which targets client's customer base in a cost-effective manner. We analyze targeted directories to determine circulation, rate of usage and demographic profile. We then recommend advertisements ranging from a full page to as little as a one line listing. For some of our larger yellow page clients, advertisements are placed in over 2,000 directories.

    To ensure client satisfaction, we maintain an extensive quality control program. Account teams have frequent in-person client contact as well as formal annual creative reviews. We also solicit feedback through client interviews, written surveys and other methods consisting of focus groups made up of yellow page users and yellow page user pollings. The principal aims of this program are client retention and sales growth. We believe our focus on customer service has enabled us to maintain our client retention rate, year to year, in excess of 90%.

    In addition to traditional advertising, we offer selected yellow page clients a variety of value-added services ranging from managing the maintenance and installation of telephone lines for branch locations to the staffing and operation of fulfillment centers which respond to toll-free calls requesting product brochures and other information. While beyond the typical scope of services provided by an advertising agency, these ancillary services are designed to further integrate us into client processes for the mutual benefit of both parties.

    CLIENTS. Our yellow page clients generally determine the content of their advertising programs on a centralized basis. Placement of the advertising, however, requires an extensive local selling and quality control effort because many of our clients are franchisors or manufacturers who are dependent upon franchisees or independent dealers for distribution. The participation of franchisees and dealers in the yellow page program is discretionary and must be solicited at the local level. As an example of the scale of this task, in 1998, we visited or had contact with over 570,000 individual store locations.

    We have a yellow page sales, marketing and customer service staff of approximately 1,000 people to implement this local effort. We believe the size and breadth of this staff, its local client relationships and its databases of client branch locations, franchisors and dealers provide us with a strong competitive advantage in executing the yellow page programs of existing clients. We believe these resources are critical in marketing our services to potential new clients and in marketing and executing our Internet-based service offerings.

SALES AND MARKETING

    At December 1, 1999, we had approximately 5,100 employees focused on our sales, marketing and customer service efforts worldwide. Our sales, marketing and customer service staff is divided into two groups: (i) new business generation (approximately 400 employees) and (ii) existing client relationship maintenance and improvement (approximately 4,700 employees). Within each group, we maintain separate sales and marketing staffs for our recruitment advertising business, yellow page advertising business and Internet business. In addition to specializing by product, each group is accountable for, and incentivized to, cross sell our other products. Our Internet sales staff has targeted our recruitment advertising and yellow page clients to capitalize on the interactivity and additional services that our Internet products can cost effectively provide to such clients. In addition to pursuing cross-selling opportunities within our existing client base, each product sales force also designs targeted selling campaigns for potential new clients. We assign a marketing manager to our clients in order to work closely with the client to develop and design the appropriate marketing and advertising campaign. Our customer service representative works closely with the marketing manager and the client to implement the marketing and advertising campaign, evaluate the effectiveness of the campaign and monitor client satisfaction levels.

    At December 1, 1999, we had 95 sales, marketing and customer service offices located in the United States and 137 offices in the rest of the world. We also maintained relationships with 16 international recruitment advertising agencies throughout the world, further enhancing our ability to reach qualified job candidates.

CLIENTS

    At December 1, 1999, we had more than 31,000 clients, including more than 90 of the Fortune 100 companies and approximately 450 of the Fortune 500 companies. Our clients include: The Home Depot, Inc., Ford Motor Company, CVS Corporation, Hewlett-Packard Company, Sears, Roebuck and Co., The Allstate Corporation, Sprint Corporation, United Parcel Service, Inc., Mobil Corporation, Merck & Co., Inc., MCI Worldcom, Inc., AT&T Corp., Motorola, Inc., GTE Corporation and Morgan Stanley Dean Witter & Co. No one client accounts for more than 5% of the Company's total annual commissions and fees.

COMPETITION

    The markets for our services and products are highly competitive and are characterized by pressure to reduce prices, incorporate new capabilities and technologies, and accelerate job completion schedules.

    We face competition from a number of sources. These sources include national and regional advertising agencies, media companies, as well as specialized and integrated marketing communication firms. Many advertising agencies and media companies have started to either internally develop or acquire new media capabilities. New boutique businesses that provide integrated or specialized services (such as advertising services or Web site design) and are technologically proficient, especially in the new media arena, are also competing with us. Many of our competitors or potential competitors have long operating histories, and some have greater financial, management, technological, development, sales, marketing and other resources than do we. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and our reputation among our clients and potential clients.

    We believe that our largest competitors in online recruiting are Headhunter.net, HotJobs.com, CareerPath.com, Dice.com, CareerMosaic.com and CareerBuilder.com although, as illustrated below, for the first ten months of 1999, Monster.com(SM) attracted the greatest number of visitors (derived from Media

Metrix data) and in October 1999, Monster.com(SM) had the greatest power ranking (reach multiplied by average page views per visitor):

                             MONTHLY VISITOR TRENDS
                            JANUARY TO OCTOBER 1999
                                 (IN THOUSANDS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     CAREERBUILDER.COM  CAREERMOSAIC.COM  CAREERPATH.COM  HEADHUNTER.NET  HOTJOBS.COM  MONSTER.COM
Jan                252               795             917             574          388         1779
Feb                275               882            1019             636          810         2322
Mar                256               965            1111             576          344         2067
Apr                282               753             861             481          258         1739
May                336               790            1052             599          436         2416
Jun                353               808            1585             777          669         2605
Jul                293               800            1115             810          760         2515
Aug                376               742             727             949          882         2457
Sep                326               584             734            1004          687         2582
Oct                471               607             891             654         1668         2737

FOR THE MONTH OF OCTOBER 1999
                                                                    AVERAGE
                                                                    PAGES
                                                                     PER       POWER
                                        CAREER SITE      REACH      VISITOR    RANKING*
                                    -------------------    ---        ----      -----
1                              --   Monster.com            4.3        31.3      134.6
2                              --   HeadHunter.net         2.6        14.5       37.7
3                              --   HotJobs.com            1.0        15.4       15.4
4                              --   CareerPath.com         1.4         9.2       12.9
5                              --   Dice.com               0.4        27.7       11.1
6                              --   CareerMosaic.com       1.0         8.8        8.8
7                              --   CareerBuilder.com      0.7         7.4        5.2

* Source: Media Metrix.
(reach multiplied by average page per visitor)

    We believe that our three largest competitors in the recruitment advertising segment are Bernard Hodes Advertising, Inc., a subsidiary of Omnicom, Nationwide Advertising Service, Inc., controlled by the Gund Brothers, and JWT Specialized Communications, a subsidiary of the WPP Group USA, Inc. We also compete with hundreds of Internet content providers. We believe that our largest competitors in the executive search segment are Korn/Ferry International, Heidrick & Struggles International Inc., Spencer Stuart & Associates and Russell Reynolds Associates, Inc.

INTELLECTUAL PROPERTY

    Our success and ability to compete is dependent in part on the protection of our original content for the Internet and on the goodwill associated with our trademarks, trade names, service marks and other proprietary rights. We rely on copyright laws to protect the original content that we develop for the Internet. In addition, we rely on Federal trademark laws to provide additional protection for the appearance of our Internet sites. A substantial amount of uncertainty exists concerning the application of copyright laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

    We also assert common law protection on certain names and marks that we have used in connection with our business activities.

    We rely on trade secret and copyright laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have filed patent applications with respect to certain of our software systems, methods and related technologies, but there can be no assurance that such applications will be granted or that any future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could have a material adverse effect on our business, financial condition and operating results.

    Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights in connection with our Internet content. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could have a material adverse effect on our business, financial condition or operating results.

GOVERNMENT REGULATION

    As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission Act (the "FTC Act") which regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission ("FTC") enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising created by us was found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    There can be no assurance that other current or new government laws and regulations, or the application of existing laws and regulations, will not subject us to significant liabilities, significantly dampen growth in Internet usage, prevent us from offering certain Internet content or services or otherwise cause a material adverse effect on our business, financial condition or operating results.

EMPLOYEES

    At December 1, 1999, we employed approximately 6,400 people, of whom approximately 3,300 were client services personnel, approximately 400 were sales and marketing personnel, approximately 1,100 were search and selection personnel and approximately 300 were creative and graphics personnel. The remainder of our personnel are information systems, financial and administrative personnel. Our employees are not represented by a labor union or a collective bargaining agreement. We regard our employee relations as generally excellent.

                        MATERIAL U.S. FEDERAL INCOME TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than

    - a citizen or resident of the United States

    - a corporation created or organized in the United States or under the laws of the United States or of any state

    - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source

    - a trust if

        -- a court within the United States is able to exercise primary supervision over the administration of the trust, and

        -- one or more U.S. persons have the authority to control all substantial decisions of the trust

    This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of income and estate taxation or any aspects of state, local, or non U.S. taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

DIVIDENDS

    In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Dividends effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. holder files the required forms, including Internal Revenue Service Form 4224, or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations, the "Current Regulations", and published Internal Revenue Service positions, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Treasury Regulations issued on October 6, 1997, the "Final Regulations", and generally effective for payments made after December 31, 2000, however, a Non-U.S. Holder, including, for some Non-U.S. Holders that are entities, the owner or owners of such entities, will be required to satisfy certification requirements in order to claim a reduced rate of withholding under an applicable income tax treaty.

GAIN OR SALE OR OTHER DISPOSITION OF COMMON STOCK

    In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of common stock unless

    - the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation

    - the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and meets other tests

    - the Non-U.S. Holder is subject to tax under the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates, or

    - we are or have been a U.S. real property-holding corporation for U.S. federal income tax purposes, which we do not believe that we have been, currently are, or will become, at any time within the shorter of the five-year period preceding such disposition and such Non-U.S. Holder's holding period

    If we were or were to become a U.S. real property holding corporation at any time during this period, gains realized upon a disposition of common stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the common stock during this period generally would not be subject to U.S. federal income tax, provided that common stock is "regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code)."

ESTATE TAX

    Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provided otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING, BACKUP WITHHOLDING AND OTHER REPORTING REQUIREMENTS

    Generally, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

    Under the Current Regulations, U.S. backup withholding tax, which generally is imposed at the rate of 31% on applicable payments to persons that fail to furnish the information required under the U.S. information reporting requirements, as well as information reporting requirements, other than those discussed in the previous paragraph, generally will not apply to dividends paid on common stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of common stock to a Non-U.S. Holder at an address in the United States if the holder fails to establish an exemption or to provide other required information to the payor.

    Under the Current Regulations, the payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a Non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, unless the payee is

    - A U.S. person

    - a "controlled foreign corporation" for U.S. federal income tax purposes, or

    - a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business, information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a Non U.S. Holder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary

    Under the Final Regulations, generally effective for payments made after December 31, 2000, the payment of dividends or the payment of proceeds from the disposition of our common stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Final Regulations or otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, PROVIDED that the required information is furnished to the Internal Revenue service in a timely manner.

    THE FOREGOING DISCUSSION OF THESE U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT TAX ADVICE AND IS NOT BASED ON AN OPINION OF COUNSEL. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT THAT HOLDER'S OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

                                  UNDERWRITERS

    WITH RESPECT TO THE OFFERING OF SHARES IN THE UNITED STATES AND CANADA, MORGAN STANLEY & CO. INCORPORATED AND GOLDMAN, SACHS & CO. ARE ACTING AS JOINT BOOK-RUNNING MANAGERS AND SALOMON SMITH BARNEY INC. IS ACTING AS CO-LEAD MANAGER. WITH RESPECT TO THE OFFERING OF SHARES OUTSIDE OF THE UNITED STATES AND CANADA, MORGAN STANLEY & CO. INTERNATIONAL LIMITED AND GOLDMAN SACHS INTERNATIONAL ARE ACTING AS JOINT BOOK-RUNNING MANAGERS AND SALOMON BROTHERS INTERNATIONAL LIMITED IS ACTING AS CO-LEAD MANAGER.

    Under the terms and subject to the conditions contained in the underwriting agreement, dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co., Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc., Deutsche Bank Securities Inc., Paine Webber Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Goldman Sachs International, Salomon Brothers International Limited, Deutsche Bank AG London, PaineWebber International (U.K.) Ltd. and U.S. Bancorp Piper Jaffray Inc. are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective number of shares of common stock set forth opposite the names of these underwriters below:

NAME                                                                                             NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated............................................................
  Goldman, Sachs & Co. ........................................................................
  Salomon Smith Barney Inc. ...................................................................
  Deutsche Bank Securities Inc. ...............................................................
  PaineWebber Incorporated.....................................................................
  U.S. Bancorp Piper Jaffray Inc. .............................................................
                                                                                                    -----------
    Subtotal...................................................................................       3,200,000
                                                                                                    -----------
International Underwriters:
  Morgan Stanley & Co. International Limited...................................................
  Goldman Sachs International..................................................................
  Salomon Brothers International Limited.......................................................
  Deutsche Bank AG London......................................................................
  PaineWebber International (U.K.) Ltd.........................................................
  U.S. Bancorp Piper Jaffray Inc. .............................................................
                                                                                                    -----------
    Subtotal...................................................................................         800,000
                                                                                                    -----------
      Total....................................................................................       4,000,000
                                                                                                    ===========

    The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the underwriters and the representatives, respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all the shares of common stock offered hereby, except those shares covered by the U.S. underwriters' over-allotment option described below, if any shares are taken.

    The underwriters initially propose to offer a portion of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and a portion to some dealers at a price that
represents a concession not in excess of $      per share under the public
offering price. Any underwriter may allow, and these dealers may reallow, a
concession not in excess of $      per share to other underwriters or to other
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may be varied by the representatives.

    We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 600,000 additional shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered in this prospectus. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares as the number set forth next to the U.S. underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to
the public for the offering would be $      , the total underwriting discounts
and commissions would be $      and the total proceeds to TMP Worldwide Inc.
would be $      .

    We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into exercisable or exchangeable for common stock or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any of these transactions described above is to be settled by delivery of common stock or any other securities, in cash or otherwise

    The restrictions described in the preceding list do not apply in a number of circumstances, including:

    - the exchange of shares of Class B common stock for shares of common stock under the terms of our certificate of incorporation

    - the granting of options to officers, directors, employees or consultants, PROVIDED that these options are not generally exercisable prior to the end of the lock-up period

    - the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date of the underwriting agreement or as of the closing date of this offering, of which the underwriters have been advised in writing

    - the issuance of up to 2,500,000 shares of common stock in connection with acquisitions

    - the exercise of options granted pursuant to our stock option plans or

    - the sale or other transfer of any shares of common stock by the foregoing persons to any associate, as this term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, if this person agrees to be bound by the foregoing provisions.

    In order to facilitate our offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Some of the underwriters engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us, for which they receive customary compensation.

    We have agreed with the underwriters to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares of common stock we are offering will be passed upon for us by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

    The consolidated financial statements and schedules of TMP incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports incorporated in this prospectus by reference, and are incorporated in this prospectus in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Morgan & Banks Limited as of December 31, 1998 and March 31, 1998 and 1997, the consolidated statements of operations and stockholders' equity for the year ended December 31, 1998 and each of the three years in the period ended March 31, 1998 and the statements of cash flows for the nine months ended December 31, 1998 and the three years in the period ended March 31, 1998, are incorporated by reference in this prospectus in reliance on the report of Pannell Kerr Forster, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

    The consolidated audited financial statements and schedule of LAI Worldwide, Inc. incorporated by reference in this prospectus and elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at http:// www.tmpw.com or at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is finished. This prospectus is part of a
registration statement we filed with the SEC (Registration No. 333-     ).

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

        (c) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (d) The Company's Current Report on Form 8-K, dated December 1, 1999, which includes the supplemental consolidated condensed financial statements and the supplemental consolidated financial statements relating to the restatement of the Company's consolidated financial statements as of September 30, 1999 and December 31, 1998 and 1997 and for the nine months ended September 30, 1999 and 1998 and for each of the three years in the period ended December 31, 1998 to reflect the mergers with Highland Search Group L.L.C. on October 21, 1999 and TMC S.r.l. on October 27, 1999, which are being accounted for as poolings of interests.

        (e) The Company's Current Report on Form 8-K, dated October 21, 1999, relating to the announcement of the acquisition of the Highland Search Group L.L.C.

        (f) Pages F-1 through F-22 and pages 48-53 of the Company's Registration Statement on Form S-4, file No. 333-82531, filed July 9, 1999 relating to the consolidated financial statements of LAI Worldwide, Inc. as of February 28, 1999 and 1998 and for each of the three years in the period ended February 28, 1999 and the unaudited pro forma condensed combined financial statements relating to the merger with LAI Worldwide, Inc.

        (g) The Company's Current Report on Form 8-K, dated March 5, 1999, relating to a press release announcing the results of operations of the Company for the year ended December 31, 1998, issued by the Company on March 2, 1999.

        (h) The Company's Current Report on Form 8-K, dated February 12, 1999, relating to the financial statements of Morgan & Banks Limited as of September 30, 1998 and March 31, 1998 and 1997, for the six months ended September 30, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 and the unaudited pro forma condensed combined financial information relating to the acquisition of Morgan & Banks Limited.

        (i) The Company's Current Report on Form 8-K, dated February 1, 1999, relating to the announcement of the Morgan & Banks Limited acquisition and the release of the results of the Company's operations for the one month and ten months ended October 31, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor, New York, New York 10019
                  Attention: Investor Relations
                  (Tel. No. (212) 977-4200)

    The contents of our web sites are not part of this prospectus. This prospectus contains certain of our trademarks and service marks and those of third parties.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are estimated to be as follows:

SEC filing fee..............................................  $  159,086.40
NASD filing fee.............................................      30,500.00
Nasdaq National Market Listing Fee..........................      17,500.00
Printing expenses...........................................              *
Legal fees and expenses.....................................              *
Accounting fees and expenses................................              *
Blue sky expenses and counsel fees..........................       5,000.00
Transfer agent and registrar fees...........................              *
Miscellaneous...............................................              *
                                                              -------------
  Total.....................................................  $           *
                                                              =============

------------------------

*   To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers, and employees within the limitations permitted by
Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by
Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS

 1.1  Form of Underwriting Agreement*
 5.1  Opinion of Fulbright & Jaworski L.L.P. regarding legality.*
10.1  Amendment No. 2 to Employment Agreement between TMP
      Worldwide Inc. and James J. Treacy, effective as of
      October 1, 1999.
10.2 Content License and Interactive Marketing Agreement, dated as of December 1, 1999, between America Online, Inc. and TMP
      Interactive, Inc. d/b/a Monster.com.+
23.1  (a) Consent of Fulbright & Jaworski L.L.P. (included in
      Exhibit 5.1).
      (b) Consent of BDO Seidman, LLP.
      (c) Consent of Pannell Kerr Forster.
      (d) Consent of Arthur Andersen LLP.
  24  Power of Attorney (on signature page).

------------------------

* To be filed by amendment.

+ A request for confidential treatment was filed for portions of such document.
  Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 17, 1999.

                                                       TMP WORLDWIDE INC.

                                                       By:            /s/ ANDREW J. MCKELVEY
                                                            -----------------------------------------
                                                                        Andrew J. McKelvey
                                                                         CHAIRMAN AND CEO

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew J. McKelvey and James J. Treacy, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

               /s/ ANDREW J. MCKELVEY                  Chairman, CEO and Director
     -------------------------------------------         (PRINCIPAL EXECUTIVE        December 17, 1999
                 Andrew J. McKelvey                      OFFICER)

                                                       Executive Vice President,
                 /s/ JAMES J. TREACY                     Chief Operating Officer
     -------------------------------------------         and                         December 17, 1999
                   James J. Treacy                       Director

                /s/ BART W. CATALANE                   Chief Financial Officer
     -------------------------------------------         (PRINCIPAL FINANCIAL AND    December 17, 1999
                  Bart W. Catalane                       ACCOUNTING OFFICER)

                /s/ GEORGE R. EISELE
     -------------------------------------------       Director                      December 17, 1999
                  George R. Eisele

                 /s/ MICHAEL KAUFMAN
     -------------------------------------------       Director                      December 17, 1999
                   Michael Kaufman

                   /s/ JOHN SWANN
     -------------------------------------------       Director                      December 17, 1999
                     John Swann

                               INDEX TO EXHIBITS

      EXHIBITS
---------------------

 1.1  Form of Underwriting Agreement*
 5.1  Opinion of Fulbright & Jaworski L.L.P. regarding legality.*
10.1  Amendment No. 2 to Employment Agreement between TMP
      Worldwide Inc. and James J. Treacy, effective as of
      October 1, 1999.
10.2 Content License and Interactive Marketing Agreement, dated as of December 1, 1999, between America Online, Inc. and TMP
      Interactive, Inc. d/b/a Monster.com.+
23.1  (a) Consent of Fulbright & Jaworski L.L.P. (included in
      Exhibit 5.1).
      (b) Consent of BDO Seidman, LLP.
      (c) Consent of Pannell Kerr Forster.
      (d) Consent of Arthur Andersen LLP.
  24  Power of Attorney (on signature page).

------------------------

* To be filed by amendment.

+ A request for confidential treatment was filed for portions of such document.
  Confidential portions have been omitted and filed separately with the Commission as required by Rule 24b-2.